Form 10-K, Exhibit 13
period 1995-01-01
PLASTI LINE INC /TN/
filed 1995-04-03
CIK 790966

                                                                      EXHIBIT 13

                               PLASTI-LINE, INC.


                                 ANNUAL REPORT


                                      1994

                                        CONTENTS
                                        1  CLIENT COLLAGE
                                        2  MCDONALD'S DRIVE-THRU
                                           MENUBOARD
                                        3  GM-FACILITIES SIGNAGE
                                        4  LETTER TO STOCKHOLDERS
                                        5  CONSOLIDATED FINANCIAL
                                           STATEMENTS
                                       15  REPORT OF INDEPENDENT
                                           ACCOUNTANTS
                                       15  MANAGEMENT'S DISCUSSION
                                           AND ANALYSIS OF FINANCIAL
                                           CONDITION AND RESULTS OF
                                           OPERATIONS

                                       PROFILE
                                       PLASTI-LINE, INC. IS AN INDUSTRY
                                       LEADER PROVIDING A COMPLETE
                                       RANGE OF CORPORATE IDENTITY
                                       PRODUCTS AND SERVICES FOR
                                       AUTOMOTIVE, FAST FOOD, PETROLEUM,
                                       RETAIL, BANKING, AND LODGING
                                       MARKETS.  OUR EXPERTISE IS THE
                                       DESIGN, MANUFACTURE, INSTALLATION,
                                       AND MAINTENANCE OF INDOOR,
                                       OUTDOOR, AND ON-PREMISE SIGNAGE,
                                       AS WELL AS POINT-OF-PURCHASE
                                       PRODUCTS.  HEADQUARTERED IN
                                       KNOXVILLE, TENNESSEE, THE COMPANY
                                       ENGINEERS AND PRODUCES PRODUCTS
                                       AT FACILITIES IN KNOXVILLE,
                                       TENNESSEE, FLORENCE, KENTUCKY,
                                       AND ONTARIO, CALIFORNIA.  THE
                                       COMPANY EMPLOYS OVER 800 PEOPLE.


FINANCIAL HIGHLIGHTS (1)(2) (in thousands, except per share data)
- -----------------------------------------------------------------------------------------------
                                 1994         1993          1992          1991           1990
                                 ----         ----          ----          ----           ----
Net Sales                      $ 77,309     $ 90,362      $ 83,220      $ 71,548       $ 85,864
Income (loss) before taxes
     and cumulative effect
     of accounting change        (5,361)       4,643         4,006         1,739            999
Income (loss) before
     cumulative effect
     of accounting change        (4,837)       2,854         2,385           901            703
Cumulative effect of
     accounting change                -            -          (648)            -              -
- -----------------------------------------------------------------------------------------------
Net income (loss)              $ (4,837)    $  2,854      $  1,737      $    901       $    703
===============================================================================================
Income (loss) per share
     before cumulative effect
     of accounting change      $  (1.31)    $    .77      $    .65      $    .25       $    .20
Cumulative effect of
     accounting change                -            -          (.18)            -              -
- -----------------------------------------------------------------------------------------------
Net income (loss) per share    $  (1.31)    $    .77      $    .47      $    .25       $    .20
===============================================================================================
Working capital                $ 23,349     $ 18,713      $ 17,554      $ 13,405       $ 16,568
Total assets                     51,450       49,522        53,424        49,282         52,700
Long-term debt                   12,004        6,536         7,960         7,555         13,842
Stockholders' equity             22,353       27,081        24,084        22,270         21,333


(1) Please refer to Notes to Consolidated Financial Statements contained herein
(2) The Company has paid no dividends during the above periods.

                                   OUR MISSION IS TO EXCEED OUR
                                   CUSTOMER'S EXPECTATIONS.
                                   TO ACHIEVE THIS MISSION:

                                       WE WILL CREATE AND PROVIDE
                                   CORPORATE IDENTIFICATION AND POINT-OF-
                                   PURCHASE MARKETING PRODUCTS AND
                                   SERVICES.

                                       WE WILL BE THE HIGHEST QUALITY,
                                   MOST RESPONSIVE AND CONSISTENTLY
                                   COMPETITIVE SUPPLIER TO THE CUSTOMERS
                                   WE SERVE.

                                       WE WILL CREATE AN ENVIRONMENT
                                   THAT OFFERS INVOLVEMENT, OPPORTUNITY,
                                   RECOGNITION AND PERSONAL SATISFACTION,
                                   BASED ON A FOUNDATION OF CONTINUOUS
                                   IMPROVEMENT.

                                       WE WILL ACHIEVE A SUPERIOR
                                   RETURN FOR OUR STOCKHOLDERS, MAINTAIN
                                   MUTUALLY PROFITABLE LONG TERM RELATION-
                                   SHIPS WITH OUR SUPPLIERS, AND BE A
                                   RESPONSIBLE MEMBER OF OUR COMMUNITY.

                                   [FIGURE 1]



MCDONALD'S (LOGO)

                         Plasti-Line was selected by McDonald's Corporation
                           as the sole manufacturer of their new drive-thru
                       menuboard system.  The menuboard will be used at all
                            new traditional McDonald's restaurants and made
                           available to existing McDonald's restaurants for
                                             upgrading their current model.

                          This project represents more than a year's effort working with McDonald's and key component suppli-
                     ers.  It also represents Plasti-Line's continued move-
                          ment toward cellular manufacturing.  Many depart-
                           ments at both Plasti-Line and American Sign were
                                         involved in helping to develop the
                                menuboard system and manufacturing process.


                                                                      [FIGURE 2]

                               [FIGURE 3]


              "IT'S A BOLD MOVE. IT'S BOLD ALRIGHT.  BUT
                ABSOLUTELY NECESSARY TO THE COMPETITIVE-
             NESS OF CHEVROLET DEALERSHIPS IN THE COMING
               DECADE.  IT'S A MATTER OF IMAGE...AND THE
                ATTITUDE AND CUSTOMER CARE THAT BACKS UP
              THE IMAGE.  IT'S 'GENUINE CHEVROLET' TAKEN
             TO OUR CUSTOMERS... DIRECT.  THE PURPOSE IS
                   TO CREATE A CONSISTENT, CONTEMPORARY,
              INSTANTLY IDENTIFIABLE EXTERIOR DEALERSHIP
                                      IMAGE NATIONWIDE."

                      THESE ARE THE WORDS OF RON SOBREM,
                   CHEVROLET'S GENERAL SALES AND SERVICE
                 MANAGER, DESCRIBING THE CHEVROLET IMAGE
                    2000 PROGRAM TO ESTABLISH AN UPDATED
                  IMAGE FOR CHEVROLET DEALERS ACROSS THE
          COUNTRY.  PLASTI-LINE IS THE SOLE SUPPLIER AND
                  ONE OF THE FEW SIGN COMPANIES WITH THE
              EXPERIENCE AND RESOURCES TO TAKE ON A PRO-
                                 GRAM OF THIS MAGNITUDE.

                 THE IMPLEMENTATION AND CONCEPT HAS BEEN
               IN THE WORKS SINCE 1988.  PLASTI-LINE HAS
                  BEEN INVOLVED EVERY STEP OF THE WAY TO
               ENGINEER THE MORE THAN 100 AVAILABLE ELE-
              MENTS, PERFORM AN ON-SITE SURVEY FOR EVERY
                 INTERESTED DEALER, MANUFACTURE ELEMENTS
          SPECIFICALLY FOR THAT DEALERSHIP, AND FINALLY,
              UTILIZE OUR NATIONWIDE NETWORK OF ERECTORS
                                TO INSTALL THE ELEMENTS.

                 IN THE COMING YEARS THE CHEVROLET IMAGE
                2000 PROGRAM WILL BE ONE OF THE PROGRAMS
                 ESTABLISHING THE STANDARD FOR THE AUTO-
        MOTIVE INDUSTRY.  PLASTI-LINE IS ALSO ESTABLISH-
               ING NEW STANDARDS FOR THE IMAGE INDUSTRY.
               WORLD CLASS CUSTOMERS REQUIRE WORLD CLASS
                         SUPPLIERS.  THAT'S PLASTI-LINE!

LETTER TO STOCKHOLDERS

Nineteen-ninety four proved to be one of the most difficult years in Plasti-Line's fifty year history. We believe, however, the year marked a turning point for our Company. Among our successes were the progress made on our business re-engineering project and the significant new business opportunities developed during the year. Among our disappointments were the levels of sales and earnings resulting from reduced demand from several of our regular customers.

Sales were $77,309,000 in 1994 as compared to $90,362,000 for the prior year, a decrease of 14.4%. The Company had a net loss of $4,837,000 in 1994 as compared to income of $2,854,000 in 1993. The net loss per share was $1.31 as compared to net income per share of $.77 in 1993.

Before the write-off of goodwill and the restructuring charge taken in 1994, operating income before taxes and interest was $1,753,000 which was down $3,574,000 from the prior year due to lower sales combined with increased administrative costs associated with the Company's re-engineering project. The 1994 operating results included pre-tax provisions for a goodwill write-off of $3,986,000 and a restructuring charge of $2,416,000. On an after-tax basis, the impact of these charges was $5,472,000 or $1.48 per share.

During the quarter the Company determined that the goodwill established with the purchase of American Sign was not recoverable over the remaining 32 year amortization period. Given the past and projected performance of this business, we believe the write-off of the remaining $3,986,000 of goodwill is appropriate at this time. Second, the Company took a $1,721,000 charge in the fourth quarter to reserve for losses related to "Horizon", the Company's order verification product. Unfortunately while we believe the marketplace is ready for such a product, Horizon, designed and developed by a third party vendor, had design flaws. As a result of a study completed during the fourth quarter, the Company has determined it should not sell the current product. We are engaged in litigation against this vendor in an effort to recover the loss we incurred with this product. We are also investigating our alternatives for developing a workable order verification product.

Several actions in 1994 will strengthen us in the future:

- -     First and foremost, our business re-engineering project will strengthen our leadership position in our industry. We expect the return on our investment (in excess of $1.5 million in 1994) from this project will come in many ways including shorter lead times throughout the business, lower costs, improved asset utilization, a more highly trained and proactive workforce, and better service to our customers.
- -     We were encouraged by the sales achieved by our West Coast operation,
      Plasti-Line West, which began operations during the first quarter of 1994. We expect this business to continue to expand in 1995 and provide the groundwork for future Company investments in regional sign businesses in other selected regions of the country to service more effectively and economically our national customers.
- -     The General Motors Chevrolet Facilities Image program had meaningful sales after a number of years of development with this valued customer. With over 100 Chevrolet dealerships identified by Plasti-Line in 1994, we anticipate increased sales in 1995.
- -     In conjunction with McDonald's Corporation, Plasti-Line has developed a new generation of outdoor menuboards for the drive-thru sections of their restaurants. We will begin shipment of this product in the first quarter of 1995 and expect additional sales of this product in the future.

We are optimistic about the future and believe our dedicated employees, strong customer base, and the investments we are currently making in the business will ultimately provide our stockholders with an appropriate return. Once again we extend our appreciation for your support over the years.



RICHARD A. BANFIELD                         JAMES R. MARTIN
Richard A. Banfield                         James R. Martin
President and Chief Operating Officer       Chairman and Chief Executive Officer

CONSOLIDATED STATEMENTS OF OPERATIONS

FISCAL YEARS ENDED                                JAN. 1,     JAN. 2,     JAN. 3,
(IN THOUSANDS,  EXCEPT PER SHARE DATA)               1995        1994        1993
- ---------------------------------------------------------------------------------
Revenues
Net sales                                        $ 77,309    $ 90,362    $ 83,220
Other income                                          853         751       1,114
- ---------------------------------------------------------------------------------
     Total revenues                                78,162      91,113      84,334

Cost and expenses
Cost of sales                                      63,060      74,433      68,493
Selling, general
     and administrative                            13,349      11,353      11,203
Interest expense                                      712         684         632
Goodwill write-off                                  3,986          --          --
Provision for restructuring costs                   2,416          --          --
- ---------------------------------------------------------------------------------
     Total cost and expenses                       83,523      86,470      80,328
- ---------------------------------------------------------------------------------

Income (loss) before provision for
      income taxes and cumulative
      effect of accounting change                  (5,361)      4,643       4,006
Provision for income taxes                            524      (1,789)     (1,621)
- ---------------------------------------------------------------------------------

Income (loss) before cumulative
      effect of accounting change                  (4,837)      2,854       2,385
Cumulative effect of
     accounting change                                 --          --        (648)
- ---------------------------------------------------------------------------------

Net income (loss)                                $ (4,837)   $  2,854    $  1,737
=================================================================================

Income (loss) per share before
     cumulative effect of
     accounting change                           $  (1.31)   $    .77    $    .65
Cumulative effect per share of
     accounting change                                 --          --        (.18)
- ---------------------------------------------------------------------------------

Net income (loss) per share                      $  (1.31)   $    .77    $    .47
=================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                               PLASTI-LINE, INC.

CONSOLIDATED BALANCE SHEETS

                                                JAN.1,      JAN.2,
(IN THOUSANDS OF DOLLARS,  EXCEPT PAR VALUE)      1995        1994
- ------------------------------------------------------------------
ASSETS
Current assets
Cash and cash equivalents                     $     10    $     10
Marketable securities                              599         505
Accounts receivable, net                        16,010      13,634
Inventory                                       19,213      17,256
Prepaid expenses                                 1,679         926
Deferred income taxes                            1,869       1,200
- ------------------------------------------------------------------
     Total current assets                       39,380      33,531
Property and equipment, net                     11,947      11,747
Goodwill                                            --       4,111
Other assets                                       123         133
- ------------------------------------------------------------------
     Total assets                             $ 51,450    $ 49,522
==================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt             $    745    $    745
Accounts payable                                 6,750       5,054
Accrued liabilities                              4,078       3,250
Income taxes currently payable                     (46)        452
Customer deposits and deferred revenue           4,504       5,317
- ------------------------------------------------------------------
     Total current liabilities                  16,031      14,818
Long-term debt                                  12,004       6,536
Deferred income taxes                              987       1,012
Deferred liabilities                                75          75
Commitments and
   contingencies (Notes 6 and 10)
Stockholders' equity
Preferred stock - $.001 par value,
   5,000,000 shares
   authorized, none issued                          --          --
Common stock - $.001 par value,
   20,000,000 shares
   authorized, 3,684,286 shares issued
   in 1994, 3,684,286 shares issued in 1993          4           4
Additional paid-in-capital                       2,571       2,484
Notes receivable, common stock                    (152)       (174)
Retained earnings                               19,930      24,767
- ------------------------------------------------------------------
Total stockholders' equity                      22,353      27,081
- ------------------------------------------------------------------
Total liabilities and stockholders' equity    $ 51,450    $ 49,522
==================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                               PLASTI-LINE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FISCAL YEARS ENDED                                   JAN. 1,          JAN. 2,           JAN. 3,
(IN THOUSANDS OF DOLLARS)                               1995             1994              1993
- -----------------------------------------------------------------------------------------------
COMMON STOCK
Balance at beginning of year                  $            4   $            4    $            4
Issuance of common stock                                  --               --                --
Sales of common stock to
   employees and directors                                --               --                --
- -----------------------------------------------------------------------------------------------
Balance at end of year                        $            4   $            4    $            4
===============================================================================================

ADDITIONAL PAID-IN-CAPITAL
Balance at beginning of year                  $        2,484   $        2,360    $        2,090
Sale of common stock to
employees and directors,
   11,000 shares in 1994,
   11,000 shares in 1993,
   and 60,850 shares in 1992                              87              124               270
- -----------------------------------------------------------------------------------------------
Balance at end of year                        $        2,571   $        2,484    $        2,360
===============================================================================================

NOTES RECEIVABLE,
   COMMON STOCK
Balance at beginning of year                  $         (174)  $         (193)   $           --
Issuance of notes receivable
    common stock                                         (28)              --              (193)
Payments of notes receivable
   common stock                                           50               19                --
- -----------------------------------------------------------------------------------------------
Balance at end of year                        $         (152)  $         (174)   $         (193)
===============================================================================================

RETAINED EARNINGS
Balance at beginning of year                  $       24,767   $       21,913    $       20,176
Net income (loss)                                     (4,837)           2,854             1,737
- -----------------------------------------------------------------------------------------------
Balance at end of year                        $       19,930   $       24,767    $       21,913
===============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                               PLASTI-LINE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEARS ENDED                              JAN. 1,          JAN. 2,           JAN. 3,
(IN THOUSANDS OF DOLLARS)                          1995             1994              1993
- ------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income (loss)                              $ (4,837)        $  2,854          $  1,737
Adjustments to reconcile net income
   loss) to net cash provided  by (used in)
   operating activities
Depreciation and amortization                     1,875            1,642             1,831
 (Gain) loss on disposal of fixed assets            138               (5)              (35)
Provision for losses on accounts receivable         121              139                67
Deferred tax provision (benefit)                   (694)             459               (35)
Cumulative effect of accounting change               --               --               648
Plant close expense                                  --               --               700
Goodwill write-off                                3,986               --                --
Provision for restructuring costs                 2,416               --                --
Changes in assets and liabilities
   Receivables                                   (2,497)             (51)           (3,585)
   Inventory                                     (2,637)           1,763            (3,772)
   Prepaid expenses and other assets               (756)             (12)              252
   Accounts payable                               1,696           (1,053)            3,096
   Accrued liabilities                             (519)          (2,052)               52
   Income taxes payable                            (473)             132              (409)
   Deferred liabilities                            (838)          (2,122)           (2,264)
- ------------------------------------------------------------------------------------------
Net cash provided by (used in)
   operating activities                          (3,019)           1,694            (1,717)
- ------------------------------------------------------------------------------------------
Cash flows from investing activities
Proceeds from sales of fixed assets                   1               43               399
Proceeds from sales  of investments                 400               --                --
Investment in marketable securities                (499)           1,515              (817)
Capital expenditures                             (2,460)          (1,971)           (1,904)
Net cash used by investing activities            (2,558)            (413)           (2,322)
Cash flows from financing activities
Proceeds from long-term debt, net of
    funds held by trustee                            --               --               431
Net borrowings under line of credit               6,213             (679)            1,150
Repayments of long-term debt                       (745)            (745)           (1,462)
Sale of common stock                                 59              124                77
Payments of notes receivable -
   common stock                                      50               19                --
- ------------------------------------------------------------------------------------------
Net cash provided by (used in)
   financing activities                           5,577           (1,281)              196
- ------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents                                  --               --            (3,843)
Cash and cash equivalents,
   beginning of year                                 10               10             3,853
- ------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of year                                 $     10         $     10          $     10
- ------------------------------------------------------------------------------------------
Supplemental disclosures of cash
   flow information
Interest paid                                  $    799         $    730          $    714
Income taxes paid                              $    786         $  1,326          $  2,065
==========================================================================================
Non-cash transactions
Amortization of compensation
   from restricted  stock                      $     35         $     66          $     40
Issuance of notes receivable -
   common stock                                $    (28)        $     --          $   (193)
==========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                               PLASTI-LINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 DESCRIPTION OF BUSINESS

Plasti-Line, Inc. (the Company) is a publicly held company whose principal business is the manufacture and sale of internally illuminated signs.


2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, American Sign & Marketing Services, Inc. (American
Sign). All significant intercompany accounts and transactions have been eliminated.


FISCAL YEAR

The Company's fiscal year consists of four quarters of thirteen weeks ending on the last Sunday of the quarter. Each quarter's first two months consist of four weeks with the last month of the quarter consisting of five weeks.


CASH AND MARKETABLE SECURITIES

Cash and cash equivalents consist of cash on hand and on deposit, and highly liquid instruments with maturities of three months or less. Marketable securities (valued at cost, which approximates market) consist of the following:

                                                   JAN.1,            JAN.2,
(IN THOUSANDS OF DOLLARS)                            1995              1994
- ---------------------------------------------------------------------------
Certificates of deposits                          $   100           $   100
U.S. Government and U.S. Government
    Agency Obligations                                499               405
- ---------------------------------------------------------------------------
Total marketable securities                       $   599           $   505
===========================================================================

INVENTORIES

Inventories are stated at lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method.


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. The provision for depreciation has been calculated using the straight-line method. The following represent the useful lives over which the assets are depreciated:

- ---------------------------------------------------------------------------
Buildings and improvements                                    15 - 40 years
Machinery and equipment                                        3 -  7 years
- ---------------------------------------------------------------------------

Major renewals and improvements are capitalized, while replacements, maintenance, and repairs which do not improve or extend the life of the respective assets are expensed currently. When depreciable assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in the earnings for the period.


INCOME TAXES

Deferred tax assets and liabilities have been recorded to reflect the expected future tax consequences of events that have been included in the financial statements or tax returns based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

REVENUE RECOGNITION

The Company recognizes revenue and cost upon completion of sign installation. If the Company is not installing the signage, revenue is recognized upon shipment.


PREFERRED STOCK

The Company's authorized preferred stock may be issued from time to time in series having such designated preferences and rights, qualifications and limitations as the Board of Directors may determine.


                               PLASTI-LINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PER SHARE DATA

Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive common equivalent shares outstanding during each period. For purposes of computing common stock equivalent shares outstanding, shares relating to options have been calculated using the treasury stock method for the portion of each period for which the options were outstanding and using the fair value of the Company's common stock for each of the respective periods.


RECLASSIFICATIONS

Certain reclassifications have been made to the 1993 and 1992 financial statements to conform to the 1994 presentation.


3  GOODWILL WRITE-OFF

Goodwill is composed of the following:

                                                                ACCUMULATED
(IN THOUSANDS OF DOLLARS)                         GROSS        AMORTIZATION           NET
- --------------------------------------------------------------------------------------------
Balance at January 3, 1993                     $  4,982         $   (747)         $    4,235
Amortization of goodwill                             --             (124)               (124)
- --------------------------------------------------------------------------------------------
Balance at January 2, 1994                        4,982             (871)              4,111
Amortization of goodwill                             --             (125)               (125)
Goodwill write-off                               (4,982)             996              (3,986)
- --------------------------------------------------------------------------------------------
Balance at January 1, 1995                     $     --         $     --          $       --
============================================================================================

Goodwill represents the excess of acquisition costs over fair market value of net assets acquired in the purchase of American Sign in 1986. American Sign has not achieved the projected sales and earnings estimated at the time of the acquisition due to increased competitive pressures, unsuccessful efforts to replace an aging product line, and management turnover. These conditions have resulted in reduced earnings and even losses over the last several years. The Company determined that, without anticipating the benefits of lower costs due to the business re-engineering currently underway on future projections, projected results would not support the future amortization of American Sign's remaining goodwill balance of $4.0 million. Management evaluated the recoverability of goodwill based on this forecast of future operations and income over the remaining amortization of the goodwill. Management also evaluated the recoverability of goodwill based on the discounted value of this same forecast using a 30 year Treasury bond discount rate. Management projected flat sales from the four-year historical sales trend and management's estimate of future sales performance. In the projection, management assumed cost increases can be recovered in product pricing, no new products will be introduced that will generate significant incremental sales, and that current competitive conditions will be unchanged in the projected period. Management believes that these projected results are representative of American Sign's future performance without the benefit of the business re-engineering restructuring. These projections, excluding the effects of goodwill amortization, indicated that operations through the year 2026 yielded a cumulative pre-tax loss. Accordingly, the Company wrote off the unamortized balance of goodwill in the fourth quarter of 1994.


4 PROVISION FOR RESTRUCTURING COSTS

The 1994 operating results include a pre-tax charge for restructuring of $2.4 million. This charge primarily consists of a $1.7 million charge for inventory and related costs associated with a fast food restaurant drive-through order verfication product ("Horizon") at the Company's American Sign subsidiary.

During the fourth quarter, the Company determined the Horizon order verification system was not viable. The Company is currently engaged in litigation against the third party designer and manufacturer of the product. In addition to the Horizon provision, the restructuring charge includes $367 thousand for a loss on abandonment of certain equipment in Knoxville, $167 thousand for severance and outplacement costs related to the business re-engineering project, and $162 thousand for costs relating to disposal of the Centerville facility (Note 10).


                               PLASTI-LINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5  SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT DATA

                                             JAN.1,      JAN.2,
(IN THOUSANDS OF DOLLARS)                      1995        1994
- ---------------------------------------------------------------
Accounts receivable                        $ 16,223    $ 13,756
Less:  allowances for doubtful accounts        (213)       (122)
- ---------------------------------------------------------------
     Total accounts receivable, net        $ 16,010    $ 13,634
===============================================================

INVENTORY CONSISTS OF:
Raw materials                              $  5,763    $  4,437
Work-in-process                               1,818       1,696
Finished goods                               13,625      14,098
- ---------------------------------------------------------------
     Total inventory (FIFO)                  21,206      20,231
LIFO reserve                                 (1,993)     (2,975)
- ---------------------------------------------------------------
     Total inventory (LIFO)                $ 19,213    $ 17,256
===============================================================

PROPERTY AND EQUIPMENT CONSISTS OF:
Land                                       $  1,177    $  1,177
Buildings and improvements                   12,231      11,406
Machinery and equipment                      15,085      14,308
- ---------------------------------------------------------------
     Total property and equipment, gross     28,493      26,891
Less:  accumulated depreciation             (16,546)    (15,144)
- ---------------------------------------------------------------
     Total property and equipment, net     $ 11,947    $ 11,747
===============================================================

6  LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                    JAN. 1,      JAN. 2,
(IN THOUSANDS OF DOLLARS)                                                              1995         1994
- --------------------------------------------------------------------------------------------------------
KNOX COUNTY INDUSTRIAL REVENUE BONDS:
$2.25 million bearing interest at a variable rate (5.4% at January 1, 1995 and
2.8% at January 2, 1994) and the balance at a fixed rate at 7.65%. Interest is payable quarterly and $680 thousand of principal payable annually with $2.63
million payable on November 1, 1999.                                                $ 5,350      $ 6,030

REVOLVING LINE OF CREDIT in the amount of $10 million expiring or converting to term notes on December 31, 1997. The line bears interest at a variable rate
(6.735% at January 1, 1995, and 4.2% at January 2, 1994).                             6,682          471

INDUSTRIAL REVENUE BONDS OF AMERICAN SIGN, interest payable quarterly, at a variable rate (7.65% at January 1, 1995 and 6.5% at January 2, 1994). Principal
of $16.25 thousand payable quarterly through December 1, 2005.                          717          780

Less current maturities                                                                (745)        (745)
- --------------------------------------------------------------------------------------------------------
Total long-term debt                                                                $12,004      $ 6,536
========================================================================================================

The Revolving Line of Credit contains various covenants including restricting other borrowings, the payment of cash dividends, the sale of certain assets, and the Company's ability to acquire other businesses without written consent. The covenants also require the Company to maintain liability to net worth, interest coverage, cash flow ratios, and a minimum net worth. The Company obtained a waiver of the covenants for the fourth quarter of 1994 for a period of one year ending on January 1, 1996.


                               PLASTI-LINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of long-term debt in each of the next five years are as follows assuming borrowings under the Revolving Line of Credit are converted to term notes (in thousands of dollars):

                            1995        $  745
                            1996           745
                            1997           745
                            1998         4,086
                            1999         6,036

The following is a schedule of future minimum rental payments for certain manufacturing and data processing equipment which are required under operating leases that have initial or remaining noncancelable lease terms in excess of one year (in thousands of dollars):

                            1995        $  442
                            1996           192
                            1997           121
                            1998           114
                            1999           114

Operating lease rental expense was $658,000, $824,000, and $866,000 for 1994, 1993, and 1992, respectively.


7  INCOME TAXES

Components of income tax provisions are as follows:

                                                 JAN.1,           JAN.2,            JAN.3,
(IN THOUSANDS OF DOLLARS)                          1995             1994              1993
- ------------------------------------------------------------------------------------------
CURRENT TAX PROVISIONS:
     Federal                                   $    221         $  1,230          $  1,453
     State                                           34              100               203
- ------------------------------------------------------------------------------------------
                                                    255            1,330             1,656
DEFERRED INCOME TAXES RELATED TO:
     Depreciation                                   (54)             (53)              (31)
     Recognition of bad debts                       (34)               7                19
     Horizon write-off                             (640)              --                --
     Financial reserves                            (129)             416               (55)
     Maintenance revenue recognition                 31               19               (13)
     Other items                                     47               70                45
- ------------------------------------------------------------------------------------------
     Total                                     $   (524)        $  1,789          $  1,621
==========================================================================================

The Company adopted Statement of Financial Standards No. 109 "Accounting for Income Taxes" and reported the cumulative effect of this change separately in the 1992 Consolidated Statement of Operations. The primary components of the deferred tax assets and (liabilities) are as follows:

                                                      JAN.1,     JAN.2,
(IN THOUSANDS OF DOLLARS)                               1995       1994
- -----------------------------------------------------------------------
CURRENT:
Inventory valuation                                  $   547    $   294
Workers' compensation and other financial reserves       277        188
Vacation reserve                                         165        165
Deferred sales                                           126        230
Plant close reserve                                       84        149
Environmental reserve                                     37         96
Horizon write-off                                        640         --
Other financial reserves                                 221        212
Pension asset                                           (228)      (134)
- -----------------------------------------------------------------------
Total current                                        $ 1,869    $ 1,200
=======================================================================
LONG-TERM:
Property and equipment                               $  (987)   $(1,012)
=======================================================================


                               PLASTI-LINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of income tax expense (benefit) at the statutory federal tax rate with the actual effective income tax rate is as follows:

                                                JAN.1,             JAN.2,           JAN.3,
(IN THOUSANDS OF DOLLARS)                         1995               1994             1993
- ------------------------------------------------------------------------------------------
Marginal federal tax rate                        (34.0)%             34.0%            34.0%
State income taxes net of federal
   taxes                                          (2.6)               2.1              3.0
Non-deductible expenses of
acquired companies                                28.4                1.0              1.1
Other                                             (1.6)               1.4              2.4
- ------------------------------------------------------------------------------------------
Effective rate                                    (9.8)%             38.5%            40.5%
==========================================================================================

8  STOCK OPTION PLANS

The Company has a Stock Incentive Program consisting of a Key Employee Plan and a Director Plan under which options to purchase up to 350,000 shares of common stock may be granted. Under the terms of the Key Employee Plan, the Company may grant options to certain employees of the Company. The option price is equal to the published bid price of the stock on the date of the grant. The options become exercisable ratably over four years beginning one year after the date of the grant and expire in five to ten years. Also included in the Key Employee Plan are 31,000 shares awarded to certain key managers. These shares are restricted for ten years from the date of the grant unless earned earlier. The shares can be earned in years three to ten if certain earnings per share measures are met. In addition, 47,100 and 6,100 of restricted shares of stock were purchased by certain key managers during 1992 and 1994, respectively. These shares, purchased at $4.00 - $5.00 per share, vest two years from the date of purchase. The Company has accepted notes from these individuals in payment for this stock with interest paid monthly and principal paid annually for ten years. The notes receivable for these shares are shown as a reduction of Stockholders' Equity. Compensation expense of $35,000 was recognized in 1994 for restricted shares awarded and purchased.

Under the Director Plan, the Company has granted non-qualified options to purchase 25,500 shares to members of its Board of Directors. These options are priced from $5.00 to $11.00 per share, vest as soon as the director has completed two years of service, and expire ten years from the date of grant.

Activity and price information regarding the Stock Incentive Program during the last three fiscal years is as follows:

                                                   OPTION PRICE
                                        SHARES        PER SHARE
- ---------------------------------------------------------------
Outstanding as of December 29, 1991     93,550    $ 4.50-  7.75
     Granted                            87,500      5.50- 12.00
     Exercised                          (7,250)     5.00-  6.00
     Canceled                          (21,750)     5.00-  6.00
- ---------------------------------------------------------------
Outstanding as of January 3,1993       152,050      4.50- 12.00
     Granted                            30,500     10.50- 12.00
     Exercised                         (11,000)     5.00- 11.00
     Canceled                          (11,250)     4.50-  6.00
- ---------------------------------------------------------------
Outstanding as of January 2, 1994      160,300      4.50- 12.00
     Granted                            39,000      5.25-  8.00
     Exercised                          (4,900)     4.50-  5.00
     Canceled                          (16,350)     4.50- 12.00
- ---------------------------------------------------------------
Outstanding as of January 1, 1995      178,050    $ 4.75- 12.00
===============================================================


                               PLASTI-LINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9  EMPLOYEE BENEFIT PLANS

The Company maintains a profit sharing plan for salaried employees. The Company is required to contribute at least three percent of current period net income. Total contributions were $0 in 1994, $115 thousand in 1993, and $95 thousand in 1992.

The Company maintains a savings plan available to all salaried employees.
Each participant may elect to defer up to twelve percent of their annual compensation. The Company makes an annual contribution equal to one quarter of the participants' contributions up to a maximum Company contribution equal to six percent of the participant's compensation. The total contributions were $59 thousand in 1994, $73 thousand in 1993, and $80 thousand in 1992.

The Company also has a non-contributory defined benefit pension plan that covers substantially all hourly employees at the Knoxville location. Benefits are based on a fixed amount for each year of service. The Company's funding policy is to annually contribute the maximum amount that can be deducted for federal income tax purposes.

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5%. The expected long-term rate of return on assets was 7.5%. Net pension cost included the following components:

                                                 JAN.1,           JAN.2,            JAN.3,
(IN THOUSANDS OF DOLLARS)                          1995             1994              1993
- ------------------------------------------------------------------------------------------
Service cost                                 $       91       $       70          $     61
Interest cost                                       251              238               223
Actual return on plan assets                          3             (194)             (248)
Net amortization and deferral                      (189)              18                89
- ------------------------------------------------------------------------------------------
Net pension cost                             $      156       $      132          $    125
==========================================================================================

The following table sets forth the pension plan's funded status and amount recognized in the Company's balance sheet.

                                                         JAN.1,    JAN.2,
(IN THOUSANDS OF DOLLARS)                                  1995      1994
- -------------------------------------------------------------------------
Actuarial present value of benefit obligations:
     Vested                                             $ 3,333   $ 3,189
     Non-vested                                             318       218
- -------------------------------------------------------------------------
Accumulated and projected                                 3,651     3,407
Plan assets at fair value, primarily listed
      stocks and bonds                                    3,715     3,461
- -------------------------------------------------------------------------
Plan assets above accumulated benefit obligation             64        54
Unrecognized net gain from past experience
     different from that assumed and effects of
     changes in assumptions                                   5      (313)
Prior service cost not yet recognized in net periodic
     pension cost                                           531       594
- -------------------------------------------------------------------------
Total pension asset                                     $   600   $   335
=========================================================================

10  CONTINGENCIES AND OTHER LIABILITIES

The Company has become subject to various lawsuits, claims, and other legal matters in the course of conducting business. The Company, based in part upon opinions of counsel, believes the outcome of such lawsuits, claims, and other legal matters will not have a material impact on the Company's future consolidated financial position, results of operations, and cash flows.

The Company is contingently liable for a $700,000 letter of credit issued pursuant to a Tax Indemnity agreement related to the Industrial Revenue Bonds. The Company also has irrevocable letters of credit in the amount of $1,185,477 pursuant to the Company's self-insurance with regard to workmens' compensation. There is no outstanding balance on these letters of credit.


                               PLASTI-LINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales to one automotive customer were 21%, 16%, and 21% of the Company's sales in 1994, 1993, and 1992, respectively. Sales to another automotive customer were 14% of sales in 1992. Notes to Consolidated Financial Statements

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's base and their dispersion across a number of different industries, principally automotive, petroleum, banking, and fast foods.

In October 1991, management determined that current and expected business conditions indicated the Company had excess manufacturing capacity and, on March 9, 1992, the decision was made to close the Centerville, Tennessee manufacturing facility. Operations ceased during 1992. The January 1, 1995 and January 2, 1994 balance sheets include an accrual of $460 thousand and $392 thousand, respectively, which reflects the remaining estimated disposal costs of the Centerville facility.


                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF PLASTI-LINE, INC.

We have audited the accompanying consolidated balance sheets of Plasti-Line, Inc. and Subsidiary as of January 1, 1995 and January 2, 1994, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plasti-Line, Inc. and Subsidiary as of January 1, 1995 and January 2, 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1992.


Coopers & Lybrand  L.L.P.
Knoxville, Tennessee
February 17, 1995
- --------------------------------------------------------------------------------
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
FISCAL 1994 COMPARED TO FISCAL 1993

Net sales decreased $13.1 million (14.4%) due to reduced sales at Knoxville. Contributing to the lower volume were lower sales to automotive ($5.6 million) and to bank ($7.2 million) customers due to slower reimage activity in these markets during 1994. Sales increased in the fourth quarter of 1994 by $2.0 million (9.3%) compared to the same period in 1993 due to an increase in volume at all locations including the Company's new division, Plasti-Line West.

Income before taxes and interest, excluding the goodwill write-off and the provision for restructuring charges, was $1.8 million as compared to $5.3 million in 1993. The decrease in income, excluding the goodwill write-off and the restructuring charge, was due to a reduction in gross profit ($1.7 million) from lower sales as well as an increase in selling, general and administrative costs ($2.0 million). Despite the reduction in gross profit as a result of lower sales, gross profit as a percent to sales improved to 18.4% versus 17.6% in 1993 largely due to manufacturing performance improvements at both plants. Selling, general, and administrative costs increased in 1994 versus 1993 due to $1.5 million in costs associated with the Company's business re-engineering initiative (expected to be completed in mid 1995) combined with $475 thousand in costs related to the Company's new division, Plasti-Line


                               PLASTI-LINE, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED


West. The Company's business re-engineering project is expected to lower costs by reducing lead times throughout the business, improving working capital management, increasing manufacturing efficiencies, and reducing salaried personnel costs.

The loss before taxes and interest was $5.4 million due to a $2.4 million restructuring charge and $4.0 million goodwill write-off. The $2.4 million charge for restructuring primarily consisted of a $1.7 million charge for inventory and related costs associated with its fast food restaurant drive-through order verification product ("Horizon") at the Company's American Sign subsidiary. Horizon had been in the development phase for several years at American Sign. The Company believes there is demand for this type of product; however, the Horizon unit, designed and manufactured by a third party, has failed to operate as specified. During the fourth quarter, the Company made the decision not to sell the current version of this product. The Company is currently engaged in litigation against the vendor of Horizon in an effort to recover the loss incurred with this product. In addition to the Horizon provision, the restructuring charge includes $367 thousand for a loss on abandonment of certain manufacturing equipment, $167 thousand for severance and outplacement costs related to the business re-engineering project, and $162 thousand for costs relating to disposal of the Centerville manufacturing facility.

The 1994 operating results also included a $4.0 million charge representing the write-off of the remaining goodwill from the American Sign acquisition. Plasti-Line purchased the stock of American Sign in December 1986 allocating $5 million of the purchase price to goodwill. Since the acquisition, American Sign has not achieved the sales and earnings levels projected at the time of acquisition due to increased competitive pressures, unsuccessful efforts to replace an aging product line, and management turnover. These conditions have resulted in reduced earnings and even losses over the last several years. During the fourth quarter, the Company determined, based upon the trend of operating results, exclusive of the projected benefits of lower costs from the business re-engineering project currently underway on future projections, that its projected results would not support the future amortization of the remaining goodwill balance of $4 million.

Interest expense of $712 thousand increased $28 thousand or 4.1% from the prior year. This was due to increased interest rates and borrowings under the Company's revolving line of credit. The Company's effective tax rate for 1994 was -9.8% of pre-tax income as compared to 38.5% for 1993. The 1994 rate was primarily due to the net loss combined with an increase in non-deductible expenses associated with the goodwill write-off.

The Company's current supply contract with General Motors expires December 31, 1995. In 1994, this customer represented 21% of the Company's total sales.


FISCAL YEAR 1993 COMPARED TO FISCAL YEAR 1992

Net sales for 1993 increased by $7.1 million from 1992, an increase of 8.6%. The increase was primarily due to higher sales volume to fast food and banking customers. Sales volume decreased in the fourth quarter of 1993 as compared to the same period in 1992 by $6.1 million or 21.9%. This was due to decreased sales volume at both locations.

Income before taxes, interest, and the cumulative effect of an accounting change was $5.3 million, an increase of $689 thousand or 14.9% from the prior year. The income increase was primarily due to the increase in sales volume discussed above. Selling, general, and administrative expenses as a percentage of sales decreased in fiscal 1993 to 12.6% as compared to 13.5% in 1992. This was due to the non-recurrence of managerial bonuses paid in 1992. Partially offsetting the decrease was the investment in the Horizon project. Gross profit margins remained flat at 17.6% as compared to 17.7% in 1992. Interest expense of $684 thousand increased $52 thousand or 8.2% from the prior year. This was due to increased borrowings under the Company's revolving line of credit. The Company's effective tax rate for 1993 was 38.5% of pre-tax income as compared to 40.5% for 1992. The lower 1993 rate was primarily due to lower state income taxes combined with an increase in pre-tax income relative to non-deductible expenses.


LIQUIDITY AND CAPITAL RESOURCES

The Company made capital expenditures of $2.5 million in 1994 and $2.0 million in 1993. The Company has met its capital requirements with funds generated from operations and funds from the Company's line of credit. The Company has an unsecured revolving loan agreement in the amount of $10 million. At January 1, 1995, the Company had a $6.7 million balance outstanding on this revolving loan as compared to a $471 thousand balance at the end of fiscal 1993. In addition, the Company had a balance of $609 thousand in cash, cash equivalents, and marketable securities. The Company had working capital of $23.3 million at January 1, 1995 as compared to $18.7 million at the end of fiscal 1993. Funds of $3.0 million were used in operating activities during 1994 primarily as a result of increased receivable and inventory levels. Investing activities used $2.6 million during 1994. Capital expenditures net of marketable security activity were the use of funds from investing activities. Financing activities provided $5.6 million during 1994. Net borrowings under the revolving line of credit primarily provided funds from financing activities. The Company's future capital expenditures will relate principally to the acquisition of new machinery and equipment and furniture and fixtures designed to increase productivity and efficiency. The Company believes the cash generated from operations and funds available under the existing line of credit are sufficient for all planned operating and capital requirements.


SEASONALITY

The Company's sales exhibit limited seasonality with sales in the first quarter generally being the lowest and fourth quarter sales the highest. First quarter sales tend to be relatively lower because of weather constraints which slow down customers' construction schedules and their pattern of sign purchases. Sales have normally accelerated in the second, third, and fourth quarters corresponding with accelerating construction schedules.


                               PLASTI-LINE, INC.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS


- --------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)      FIRST          SECOND          THIRD         FOURTH         YEAR
- --------------------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 1, 1995:
Net sales                                 $15,971         $19,438        $17,933       $23,967        $77,309
Gross Profit                                2,780           3,381          3,461         4,627         14,249
Net income                                     24              69             53        (4,983)(1)     (4,837)
Net income per share                          .01             .02            .01         (1.35)(1)      (1.31)
Price range of common stock as
   reported by NASDAQ:
       High                                10-7/8           8-3/4          7-3/4         6-1/4         10-7/8
       Low                                  7-3/4           7-1/4          5-1/4         4-3/4          4-3/4
- --------------------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 2, 1994:
Net sales                                 $18,122         $27,126        $23,192       $21,922        $90,362
Gross Profit                                3,138           5,195          3,851         3,745         15,929
Net income                                    238           1,115            728           773          2,854
Net income per share                          .06             .30            .20           .21            .77
Price range of common stock as
   reported by NASDAQ:
       High                                11-1/4          12-1/2         12-1/8        12-1/8         12-1/2
       Low                                  7-3/4              10         10-1/2            10          7-3/4


(1)  See footnotes 3 and 4 of the consolidated financial statements.


                 COMMON STOCK INFORMATION AND DIVIDEND POLICY
Plasti-Line, Inc. common stock is quoted on the Nasdaq National Market System. As of March 9, 1995 there were 180 holders of record of Plasti-Line, Inc. common stock. The Company has never paid cash dividends. The Board of Directors plans to continue this policy, retaining future earnings to support growth and expansion of the Company's business.


ANNUAL MEETING                           EXECUTIVE OFFICERS                BOARD OF DIRECTORS
11:00 a.m. EST Tuesday, April 18,
1995 at the corporate offices of         James R. Martin                   Richard A. Banfield            James R. Martin
Plasti-Line, Inc. 623 E. Emory Road,     Chairman of the Board             President and Chief            Chairman and Chief
Knoxville, Tennessee  37950              Chief Executive Officer           Operating Officer              Executive Officer
                                                                           Plasti-Line, Inc.              Plasti-Line, Inc.
FORM 10-K                                Richard A. Banfield
Additional information about             President and Chief               Howard L. Clark, Jr.           J. Hoyle Rymer
Plasti-Line, Inc., including copies      Operating Officer                 Vice-Chairman                  President
of Form 10-k reports to the                                                Lehman Brothers                JHR Co.
Securities and Exchange Commis-          C. Wayne Morris
sion, may be obtained without            Senior Vice-President             John F. Daly                   James F. Smith, Jr.
charge by written request to:            of Marketing                      Retired Chairman & Chief       Chairman of the Executive
Mark J. Deuschle                                                           Executive Officer              Committee
Plasti-Line, Inc.                        Mark J. Deuschle                  Hoover Universal, Inc.         First American Corporation
P.O. Box 59043                           Vice-President of Finance,
Knoxville, TN  37950-9043                Treasurer, Secretary, and         James G. Hanes, III            H. Mitchell Watson, Jr.
                                         Chief Financial Officer           Investor                       President
NASDAQ SYMBOL                                                                                             Sigma Group of America
SIGN                                     Kathryn C. Wood                   James A. Haslam, III
                                         Vice President of                 Executive Vice-President
INDEPENDENT ACCOUNTANTS                  Administration                    Pilot Oil Corporation
Coopers & Lybrand L.L.P.
800 S. Gay Street, Suite 1600
Knoxville, TN  37929

STOCK TRANSFER AGENT
Wachovia Bank & Trust Company
P.O. Box 3001
Winston-Salem, NC  27102


(LOGO)  PLASTI-LINE, INC.
        ----------------------------------------------------------------
        623 East Emory Road - P.O. Box 59043 - Knoxville, TN  37950-9043