Form 10-K, Exhibit 13
period 1995-12-31
PLASTI LINE INC /TN/
filed 1996-04-01
CIK 790966

                                    (LOGO)



                              -----------------
                              PLASTI-LINE, INC.
                              =================
                              1    9     9    5
                              =================
                                ANNUAL REPORT
                              -----------------

CONTENTS
1           MISSION STATEMENT
4-6         CAPABILITIES OVERVIEW
7           LETTER TO STOCKHOLDERS
9-12        CONSOLIDATED FINANCIAL STATEMENTS
13-20       NOTES TO CONSOLIDATED FINANCIAL
            STATEMENTS
20          REPORT OF INDEPENDENT ACCOUNTANTS
21-22       MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF
            OPERATIONS

PROFILE
PLASTI-LINE, INC., IS AN INDUSTRY LEADER PROVIDING A COMPLETE RANGE OF CORPORATE INDENTITY PRODUCTS AND SERVICES TO THE RETAILING INDUSTRY. OUR EXPERTISE IS
THE DESIGN, MANUFACTURE, INSTALLATION, AND MAINTENANCE OF EXTERIOR, INTERIOR, AND ON-PREMISE SIGNAGE AND POINT-OF-PURCHASE PRODUCTS, INTEGRATED BY A SYSTEMIZED PROJECT MANAGEMENT CAPABILITY. HEADQUARTERED IN KNOXVILLE, TENNESSEE, THE COMPANY ALSO HAS FACILITIES IN KENTUCKY, SOUTH CAROLINA, AND CALIFORNIA AND EMPLOYS 1,100 PEOPLE.

FINANCIAL HIGHLIGHTS(1)(2) (in thousands, except per share data)
- ------------------------------------------------------------------------------------------------
                                          1995         1994       1993         1992         1991
                                          ----         ----       ----         ----         -----
Net Sales                                $103,247    $77,309    $90,362       $83,220      $71,548
Income (loss) before taxes
   and cumulative effect
   of accounting change                     2,202     (5,361)     4,643         4,006        1,739
Income (loss) before
   cumulative effect of
   accounting change                        1,397     (4,837)     2,854         2,385          901
Cumulative effect of
   accounting change                            -          -          -          (648)           -
- --------------------------------------------------------------------------------------------------
Net income (loss)                        $  1,397    $(4,387)   $ 2,854       $ 1,737      $   901
- --------------------------------------------------------------------------------------------------
Income (loss) per share
   before cumulative effect
   of accounting change                  $    .38    $ (1.31)   $   .77       $   .65      $   .25
Cumulative effect of
   accounting change                            -          -          -          (.18)           -
- --------------------------------------------------------------------------------------------------
Net income (loss) per share              $    .38    $ (1.31)   $   .77       $   .47      $   .25
- --------------------------------------------------------------------------------------------------
Working capital                          $ 33,112    $23,349    $18,713       $17,554      $13,405
Total assets                               77,150     51,450     49,522        53,424       49,282
Long-term debt less current maturities     23,575     12,004      6,536         7,960        7,555
Stockholders' equity                       23,891     22,353     27,081        24,084       22,270


(1) Please refer to Notes to Consolidated Financial Statements contained herein.
(2)  The Company has paid no dividends during the above periods.

MISSION STATEMENT


OUR MISSION IS TO EXCEED OUR CUSTOMER'S EXPECTATIONS.

TO ACHIEVE THIS MISSION:

WE WILL CREATE AND PROVIDE CORPORATE IDENTIFICATION AND POINT-OF-PURCHASE MARKETING PRODUCTS AND SERVICES.

WE WILL BE THE HIGHEST QUALITY, MOST RESPONSIVE, AND CONSISTENTLY COMPETITIVE SUPPLIER TO THE CUSTOMERS WE SERVE.

WE WILL CREATE AN ENVIRONMENT THAT OFFERS INVOLVEMENT, OPPORTUNITY, RECOGNITION, AND PERSONAL SATISFACTION, BASED ON A FOUNDATION OF CONTINUOUS IMPROVEMENT.

WE WILL ACHIEVE A SUPERIOR RETURN FOR OUR STOCKHOLDERS, MAINTAIN MUTUALLY PROFITABLE LONG-TERM RELATIONSHIPS WITH OUR SUPPLIERS, AND BE A RESPONSIBLE MEMBER OF OUR COMMUNITY.


(LOGO)

Plasti-Line, Inc., produces and sells a broad line of high-quality products and services for the vast retailing industry. These products and services are integral parts of a retailer's merchandising package for fixed-site locations affecting both exterior and interior retail branding and merchandising communications programs. The breadth of the Company's offering is one of its key strengths as it provides a complete line enabling retailers and manufacturers to fill a wide variety of their needs through a single source. This yields a high level of synergy and efficiency for the customer. As we have looked for growth and opportunity in the marketplace, we have determined that the retail market is changing dramatically due to a rapidly shifting consumer environment. This change is being driven by lifestyle alterations and technology, both of which are forcing retailers and manufacturers to rethink long-standing merchandising paradigms. The most significant change has been the movement by consumers toward making purchase decisions at the retail outlet, especially for low cost goods and services. This change in behavior is being driven by the increasingly hectic and time-constrained lifestyles of today's shoppers. According to a recent study by POPAI, the association for the point-of-purchase industry, more than 70% of consumers shopping in mass merchandising and grocery store outlets make their decisions on what brand or product to buy while in the store. This is up markedly from the approximately 60% rate a decade ago. The importance of this factor is that retailers and marketers are allocating more of their marketing expenditures to in-store communications programs. Plasti-Line is well positioned to serve this emerging and fast growing point-of-sale market by redirecting our existing exterior businesses to create greater synergy with new and acquired interior-driven businesses:

The Company's outdoor sign business serves most of the major using categories, such as auto, food service, banking, and general merchandise and the market leaders in these categories. These brand identity signs are and will continue to be a key component of every retailer's program. Moreover, as new venues emerge, such as the multi-stored convenience stops, requiring a totally different visual presentation, the outdoor business will continue to grow.

The Company's retail design group offers high-quality design and merchandising services to both retailers and manufacturers who are searching for breakthrough merchandising solutions. These products and services deliver immediate volume and profit results for customers.

Our menuboard and drive-through products are critical items within the food service industry, as these are the key merchandising devices that lead to higher unit volume and profit performance. These products are undergoing a transformation as new technologies surface, suggesting the need for innovative techniques in the next few years.

The ATM (automatic teller machine) surrounds product is linked to the high-growth ATM market, which is rapidly expanding to new distribution points. Our customized architectural sign making capability enables the Company to enter the high-quality, specialized sign business, which is a new and growing market.

Plasti-Line is poised to continue to move forward in new and innovative performance-driven partnerships with our customers. The integration of our historic strengths with the emergence of new opportunities bodes well for an exciting new strategic focus for our organization.

Plasti-Line's outdoor sign products and services business is a highly complex offering that involves surveying and permitting, sign production, on-site installation, and ongoing maintenance services. This multi-faceted sign program is tied together by an expert project management capability which requires a high level of coordination from the manufacturing facility to the customer site. Our successful venture into the regional sign company concept has brought Plasti-Line West forward as a full-service sign company. Unlike the other Plasti-Line facilities, they manufacture large outdoor signs that frequently incorporate electronic message features.

The Design Performance Group's design and merchandising product offering helps retailers and manufacturers tackle short-term and long-term merchandising needs. More importantly, the products and services are geared to deliver immediate volume movement, a key objective of marketers. This offering is complemented by a project management capability that effectively sources products and ensures timely installation that matches the specific needs of each location.

American Sign and Marketing is uniquely prepared to manage large-scale indoor and outdoor menuboard production projects, beginning with concept development and design and followed by full-scale prototype and custom production. Specialized menuboard manufacturing equipment allows for production of low maintenance, ergonomic design. An in-house menu strip production and preloading service allows shipment of "ready-to-use" menuboards.

Carter-Miot's ATM surrounds product is a key part of the banking industry interactive electronic marketing program. As ATMs expand to new distribution points, distinctive designs will be needed to increase the consumer appeal of the ATM product offering. In addition to ATM surrounds, Carter-Miot produces high quality metal architectural products for corporate identification in banking, health care, and unique corporate facilities. The ability to manage complex projects further enhances Carter-Miot's product offerings.

I am pleased to report the results of our Company in 1995. The dramatic strengthening of our sales volumes, culminating in our record fourth quarter, demonstrates the success of our business development efforts in prior years. For the year, sales were $103 million, up $26 million or 33.6% from the prior year. In addition, our earnings, while impacted negatively during the year by the costs of the now completed business re-engineering project, strengthened considerably in the fourth quarter. Income before taxes and interest, excluding the 1994 write-off of goodwill and restructuring costs, was up 85%.

Before we look to the future, I would like to touch on a few of our non-financial accomplishments during 1995 which strengthened our infrastructure and existing business. First, with great effort we completed the business re-engineering project during the fourth quarter. I am optimistic that this project, which touched all parts of the Company and required a complete change in the systems and hardware that support our business, will achieve substantial benefits. These benefits include a dramatic reduction in leadtime across our business, a reduction in working capital per sales dollar, and significant reductions in operating costs. Second, we expanded our customer base, product offerings, and manufacturing capabilities with the addition of Carter-Miot, Inc., in November of 1995. Third, both Design Performance Group and Plasti-Line West saw strong sales and profit increases. Lastly, we significantly strengthened our marketing capabilities with the addition of John
D. Burke as our Executive Vice President of Marketing.

As we look to the future, we have initiated a new marketing strategy designed to position Plasti-Line for growth opportunities in the changing retailing marketplace. This market is in a significant state of flux due to changing consumer life styles and technology. This rapidly changing environment has placed more emphasis on store interiors, which mandates modifications in the way we approach the marketplace. To that end, we are evolving our current products and adding new ones which complement our exterior sign business and better align the company with emerging retail trends. We have begun to set the stage for this growth initiative by both strengthening and adding to our in-store capabilities. Our recent purchase of the assets of Carter-Miot Engineering Co., a company with a reputation for quality in the financial industry, stengthened our traditional sign business and opened up a new interactive point-of-sales market for our Company. The decision to expand Design Performance Group, our design and merchandising services firm, has further bolstered our existing in-store presence. Both of these strategic decisions have broadened our customer appeal and are natural extensions of our base business.

Our strategy is to continue our expansion with other retail products and service offerings which suit the new retailing market. This will be accomplished by a combination of internal developments and acquisitions. It is our intent to be a major factor in the dynamic retail communications business.

In summary, I am excited about our Company's future and am confident that our dedicated employees, strong customer base, and the investments we have made over the last two years will be reflected in the results over the coming years.

I would like to express my gratitude to our employees, customers and suppliers, and to you, our stockholders, for your support over the years.


/s/ James R. Martin
- -------------------
James R. Martin
Chairman and Chief Executive Officer

CONSOLIDATED
STATEMENTS
OF
OPERATIONS

[LOGO]


FISCAL YEARS ENDED                                 DEC. 31,      JAN. 1,     JAN. 2,
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)     1995          1995        1994
- -------------------------------------------------------------------------------------
Revenues
Net sales                                         $ 103,247    $  77,309    $  90,362
Other income                                            571          853          751
- -------------------------------------------------------------------------------------
     Total revenues                                 103,818       78,162       91,113

Cost and expenses
Cost of sales                                        85,114       63,060       74,433
Selling, general
     and administrative                              14,979       13,349       11,353
Interest expense                                      1,040          712          684
Goodwill write-off                                        -        3,986            -
Provision for restructuring costs                         -        2,416            -
Provision for pension curtailment                       483            -            -
- -------------------------------------------------------------------------------------
      Total cost and expenses                       101,616       83,523       86,470
- -------------------------------------------------------------------------------------
Income (loss) before (provision) benefit for
  income taxes                                        2,202       (5,361)       4,643
(Provision) benefit for income taxes                   (805)         524       (1,789)
- -------------------------------------------------------------------------------------
Net income (loss)                                 $   1,397    $  (4,837)   $   2,854
=====================================================================================
Net income (loss) per share                       $     .38    $   (1.31)   $     .77
=====================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED
BALANCE
SHEETS

[LOGO]

                                                         DEC. 31,      JAN. 1,
(IN THOUSANDS OF DOLLARS, EXCEPT PAR VALUE)                1995          1995
- -----------------------------------------------------------------------------
ASSETS
Current assets
Cash and cash equivalents                                $     10    $     10
Marketable securities                                           -         599
Accounts receivable, net                                   27,050      16,010
Inventory                                                  31,564      19,213
Prepaid expenses                                            1,080       1,679
Deferred income taxes                                       1,876       1,869
- -----------------------------------------------------------------------------
       Total current assets                                61,580      39,380

Property and equipment, net                                13,854      11,947
Goodwill                                                    1,508           -
Other assets                                                  208         123
- -----------------------------------------------------------------------------
       Total assets                                      $ 77,150    $ 51,450
=============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt                        $  1,723    $    745
Accounts payable                                           14,660       6,750
Accrued liabilities                                         5,704       4,078
Income taxes currently payable                                708         (46)
Customer deposits and deferred revenue                      5,673       4,504
- -----------------------------------------------------------------------------
       Total current liabilities                           28,468      16,031
Long-term debt                                             23,575      12,004
Deferred income taxes                                       1,123         987
Deferred liabilities                                           93          75
Commitments and
   contingencies (Notes 7 and 11)
Stockholders' equity
Preferred stock - $.001 par value,
   5,000,000 shares authorized, none issued                     -           -
Common stock - $.001 par value,
   20,000,000 shares authorized, 3,779,157 shares
   issued and outstanding in 1995, 3,684,286 shares
   issued and outstanding in 1994                               4           4
Additional paid-in-capital                                  2,729       2,571
Notes receivable, common stock                               (169)       (152)
Retained earnings                                          21,327      19,930
- -----------------------------------------------------------------------------
Total stockholders' equity                                 23,891      22,353
- -----------------------------------------------------------------------------
Total liabilities and stockholders' equity               $ 77,150    $ 51,450
=============================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED
STATEMENTS
OF
STOCKHOLDERS'
EQUITY

[LOGO]


FISCAL YEARS ENDED                      DEC. 31,     JAN. 1,     JAN. 2,
(IN THOUSANDS OF DOLLARS)                 1995         1995        1994
- ------------------------------------------------------------------------

COMMON STOCK
Balance at beginning of year           $      4    $      4    $      4
Sales of common stock to
   employees and directors                    -           -           -
- -----------------------------------------------------------------------
Balance at end of year                 $      4    $      4    $      4
=======================================================================

ADDITIONAL PAID-IN-CAPITAL
Balance at beginning of year           $  2,571    $  2,484    $  2,360
Sales of common stock to
   employees and directors,
   30,000 shares in 1995,
   11,000 shares in 1994,
   and 11,000 shares in 1993                158          87         124
- -----------------------------------------------------------------------
Balance at end of year                 $  2,729    $  2,571    $  2,484
=======================================================================

NOTES RECEIVABLE,
   COMMON STOCK
Balance at beginning of year           $   (152)   $   (174)   $   (193)
Issuance of notes receivable
   common stock                             (99)        (28)          -
Payments of notes receivable
   common stock                              82          50          19
- -----------------------------------------------------------------------
Balance at end of year                 $   (169)   $   (152)   $   (174)
=======================================================================

RETAINED EARNINGS
Balance at beginning of year           $ 19,930    $ 24,767    $ 21,913
Net income (loss)                         1,397      (4,837)      2,854
- -----------------------------------------------------------------------
Balance at end of year                 $ 21,327    $ 19,930    $ 24,767
=======================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED
STATEMENTS
OF
CASH FLOW

[LOGO]


FISCAL YEARS ENDED                                           DEC. 31,      JAN. 1,      JAN. 2,
(IN THOUSANDS OF DOLLARS)                                      1995          1995         1994
- -----------------------------------------------------------------------------------------------

Cash flows from operating activities
Net income (loss)                                             $  1,397    $ (4,837)   $  2,854
Adjustments to reconcile net income
   (loss) to net cash provided by (used in)
   operating activities
Depreciation and amortization                                    1,710       1,875       1,642
(Gain) loss on disposal of fixed assets                             82         138          (5)
Provision for losses on accounts receivable                        206         121         139
Deferred tax provision (benefit)                                   129        (694)        459
Goodwill write-off                                                   -       3,986           -
Provision for restructuring costs                                    -       2,416           -
Provision for pension curtailment                                  483           -           -
Changes in assets and liabilities, net of acquisition
   Receivables                                                 (10,058)     (2,497)        (51)
   Inventory                                                    (9,959)     (2,637)      1,763
   Prepaid expenses and other assets                               161        (756)        (12)
   Accounts payable                                              7,579       1,696      (1,053)
   Accrued liabilities                                           1,202        (519)     (2,052)
   Income taxes payable                                            754        (473)        132
   Deferred liabilities                                            313        (838)     (2,122)
- ----------------------------------------------------------------------------------------------
Net cash provided by (used in)
   operating activities                                         (6,001)     (3,019)      1,694
- ----------------------------------------------------------------------------------------------
Cash flows from investing activities
Proceeds from sales of fixed assets                                 23           1          43
Proceeds from sales of investments                                 593         400           -
Investments in marketable securities                                 -        (499)      1,515
Capital expenditures                                            (2,755)     (2,460)     (1,971)
Purchase of Carter-Miot assets                                  (4,550)          -           -
- ----------------------------------------------------------------------------------------------
Net cash used by investing activities                           (6,689)     (2,558)       (413)
- ----------------------------------------------------------------------------------------------
Cash flows from financing activities
Net borrowings under line of credit                             13,295       6,213        (679)
Repayments of long-term debt                                      (746)       (745)       (745)
Sale of common stock                                                59          59         124
Payments of notes receivable -
   common stock                                                     82          50          19
- ----------------------------------------------------------------------------------------------
Net cash provided by (used in)
   financing activities                                         12,690       5,577      (1,281)
- ----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents                                                  -           -           -
Cash and cash equivalents,
   beginning of year                                                10          10          10
- ----------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of year                                                $     10    $     10    $     10
==============================================================================================
Supplemental disclosures of cash
   flow information
Interest paid                                                 $    937    $    799    $    730
Income taxes paid                                             $     53    $    786    $  1,326
==============================================================================================
Non-cash transactions
Amortization of compensation
   from restricted stock                                      $      1    $     35    $     66
Issuance of notes receivable -
   common stock                                               $    (99)   $    (28)   $      -
Acquisition liabilities assumed                               $  1,630    $      -    $      -
==============================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

[LOGO]

1  DESCRIPTION OF BUSINESS
Plasti-Line, Inc. (the Company) is a publicly held company whose principal business is the manufacture and sale of internally illuminated signs.

2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, American Sign & Marketing Services, Inc. (American Sign) and Carter-Miot, Inc. (Carter-Miot). The accounts of Carter-Miot are included in the consolidated operations since the date of acquisition, November 2, 1995 (see Note 3). All significant intercompany accounts and transactions have been eliminated.

FISCAL YEAR
The Company's fiscal year consists of four quarters of thirteen weeks ending on the last Sunday of the quarter. Each quarter's first two months consist of four weeks with the last month of the quarter consisting of five weeks.

CASH AND MARKETABLE SECURITIES
Cash and cash equivalents consist of cash on hand and on deposit, and highly liquid instruments with maturities of three months or less. Marketable securities at January 1, 1995 (valued at cost, which approximates market) consisted of certificates of deposit of $100,000 and U.S. Government and U.S. Agency Obligations totaling $499,000.

INVENTORIES
Inventories are stated at lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost, less accumulated depreciation. The provision for depreciation has been calculated using the straight-line method over the following useful lives:

- ------------------------------------------------------------------------
Buildings and improvements                     15 - 40 years
Machinery and equipment                         3 -  7 years
- ------------------------------------------------------------------------

Major renewals and improvements are capitalized, while replacements, maintenance, and repairs which do not improve or extend the life of the respective assets are expensed. When depreciable assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in the earnings for the period.

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

PER SHARE DATA
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive common equivalent shares outstanding during each period. For purposes of computing common stock equivalent shares outstanding, shares relating to options have been calculated using the treasury stock method for the portion of each period for which the options were outstanding and using the fair value of the Company's common stock for each of the respective periods. The weighted average number of common shares and dilutive common equivalent shares outstanding were 3,714,000, 3,695,000, and 3,710,000 at December 31, 1995, January 1, 1995, and January 2,
1994, respectively.

PREFERRED STOCK
The Company's authorized preferred stock may be issued from time to time in series having such designated preferences and rights, qualifications and limitations as the Board of Directors may determine.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

[LOGO]

2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unless indicated otherwise, the book value of the Company's financial instruments approximates fair value.

3  ACQUISITION
On November 2, 1995, the Company purchased, through its Carter-Miot subsidiary, certain operating assets of a corporation located in Columbia, South Carolina. Carter-Miot primarily produces internally illuminated outdoor signs and automated teller machine surrounds. The purchase price was approximately $4,550,000 in cash, including estimated professional fees and other acquisition-related costs. In addition, the Company has paid certain obligations totaling approximately $1,630,000. The transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the separately identifiable assets of Carter-Miot, principally accounts receivable, inventory, and machinery and equipment. The consideration exceeded the underlying fair values of the separately identifiable assets by approximately $1,521,000. This amount has been reflected in the accompanying balance sheet as goodwill and is being amortized using the straight-line method over 15 years.

Pro-forma unaudited results of operations for 1995 and 1994, assuming that Carter-Miot had been acquired at the beginning of the fiscal year, are as follows:


                                                                1995               1994
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)              (UNAUDITED)       (UNAUDITED)
- ------------------------------------------------------------------------------------------
Revenues                                                   $      117,225       $   97,616
==========================================================================================
Net income (loss)                                          $        1,427       $   (4,009)
==========================================================================================
Net income (loss) per share                                $          .39       $    (1.08)
==========================================================================================

The proforma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the above dates, nor are they necessarily indicative of future operating results.

4  GOODWILL
Goodwill is composed of the following:

                                                        ACCUMULATED
(IN THOUSANDS OF DOLLARS)                GROSS          AMORTIZATION        NET
- --------------------------------------------------------------------------------
Balance at January 2, 1994              $ 4,982          $  (871)        $ 4,111
Amortization of goodwill                      -             (125)           (125)
Goodwill write-off                       (4,982)             996          (3,986)
- --------------------------------------------------------------------------------
Balance at January 1, 1995                    -                -               -
Acquisition of Carter-Miot                1,521              (13)          1,508
- --------------------------------------------------------------------------------
Balance at December 31, 1995            $ 1,521          $   (13)        $ 1,508
================================================================================

Goodwill represents the excess of acquisition costs over fair market value of net assets acquired in the purchase of Carter-Miot in 1995. Prior to 1995 goodwill represented the excess of acquisition costs over fair market value of net assets acquired in the purchase of American Sign in 1986. In 1994, the Company determined that projected results would not support the future amortization of American Sign's remaining goodwill balance of $4.0 million. Accordingly, the Company wrote off the unamortized balance of goodwill in the fourth quarter of 1994.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

[LOGO]

5  PROVISION FOR RESTRUCTURING COSTS
The 1994 operating results include a pre-tax charge for restructuring of $2.4 million. This charge primarily consisted of a $1.7 million charge for inventory and related costs associated with a fast food restaurant drive-through order verification product ("Horizon") at the Company's American Sign subsidiary. In addition to the Horizon provision, the restructuring charge included $367 thousand for a loss on abandonment of certain equipment in Knoxville, $167 thousand for severance and outplacement costs related to the business re-engineering project, and $162 thousand for costs relating to disposal of the Centerville facility (Note 11).

6  SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT DATA

                                               DEC. 31,     JAN. 1,
(IN THOUSANDS OF DOLLARS)                        1995         1995
- -------------------------------------------------------------------
Accounts receivable                            $ 27,769    $ 16,223
Less:  allowances for doubtful accounts            (719)       (213)
- -------------------------------------------------------------------
   Total accounts receivable, net              $ 27,050    $ 16,010
===================================================================
INVENTORY CONSISTS OF:
Raw materials                                  $  7,330    $  5,763
Work-in-process                                   4,289       1,818
Finished goods                                   22,008      13,625
- -------------------------------------------------------------------
   Total inventory (FIFO)                        33,627      21,206
- -------------------------------------------------------------------
LIFO reserve                                     (2,063)     (1,993)
- -------------------------------------------------------------------
   Total inventory (LIFO)                      $ 31,564    $ 19,213
===================================================================
PROPERTY AND EQUIPMENT CONSISTS OF:
Land                                           $  1,177    $  1,177
Buildings and improvements                       12,492      12,231
Machinery and equipment                          17,138      15,085
- -------------------------------------------------------------------
   Total property and equipment, gross           30,807      28,493
Less:  accumulated depreciation                 (16,953)    (16,546)
- -------------------------------------------------------------------
   Total property and equipment, net           $ 13,854    $ 11,947
===================================================================

7  LONG-TERM DEBT
Long-term debt consists of the following:
                                               DEC. 31,     JAN. 1,
(IN THOUSANDS OF DOLLARS)                        1995         1995
- -------------------------------------------------------------------
KNOX COUNTY INDUSTRIAL REVENUE BONDS:
$2.15 million bearing interest at a
variable rate (5.05% at December 31, 1995,
and 5.4% at January 1, 1995) and the
balance at a fixed rate of 7.65%. Interest
is payable quarterly and $680 thousand of
 principal payable annually with $2.63
million payable on November 1, 1999,
collateralized by Knoxville, Tennessee
real and fixed assets                          $  4,670    $  5,350

REVOLVING LINE OF CREDIT in the amount
of $16 million expiring on April 30,
1996. The line bears interest at a
variable rate (7.935% at December 31,
1995, and 6.735% at January 1, 1995),
collateralized by accounts receivable and
inventory                                        16,000       6,682

TERM NOTE up to the amount of $5 million
expiring February 29, 1996. The line
bears interest at a variable rate (7.935%
at December 31, 1995), collateralized
by accounts receivable and inventory              3,978           -

INDUSTRIAL REVENUE BONDS OF AMERICAN SIGN,
interest payable quarterly, at a
variable rate (7.9% at December 31, 1995,
and 7.65% at January 1, 1995)
Principal of $16.25 thousand payable
quarterly through December 1, 2005,
collateralized by Florence, Kentucky
real property                                       650         717

Less current maturities, as refinanced           (1,723)       (745)
- -------------------------------------------------------------------
Total long-term debt                           $ 23,575    $ 12,004
===================================================================

                                      15

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

[LOGO]

On March 8, 1996, the Company entered into an agreement to replace its revolving line of credit with a $19 million revolving credit facility. The new facility expires on June 30, 1997. Borrowings under the facility are collateralized by accounts receivable and inventory and bear interest at LIBOR plus a margin ranging from 1.65% to 2.85%, based on certain operating performance measures. The $16 million outstanding at December 31, 1995, under the previous revolving line of credit, and $3 million of the term note balance have been classified as non-current in accompanying balance sheet as the proceeds of the new $19 million credit facility will be used to refinance outstanding borrowings.

The new Revolving Line of Credit contains various covenants including restricting other borrowings, the payment of cash dividends, the sale of certain assets, and the Company's ability to acquire other businesses without written consent. The covenants also require the Company to maintain liability to net worth, interest coverage, cash flow ratios, and a minimum net worth.

Maturities of long-term debt, after giving effect to the refinancing described above, in each of the next five years are as follows (in thousands of dollars):

                      1996      $   1,723
                      1997      $  19,745
                      1998      $     745
                      1999      $   2,695
                      2000      $      65

The following is a schedule of future minimum rental payments for certain manufacturing and data processing equipment which are required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year (in thousands of dollars):

                      1996      $    555
                      1997      $    338
                      1998      $    230
                      1999      $     84
                      2000      $      3

Operating lease rental expense was $828,000, $658,000, and $824,000 for 1995, 1994, and 1993, respectively.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

[LOGO]

8  INCOME TAXES
Components of income tax provisions (benefit) are as follows:

                                        DEC. 31,   JAN. 1,    JAN. 2,
(IN THOUSANDS OF DOLLARS)                 1995       1995       1994
- ---------------------------------------------------------------------
Current tax provisions:
   Federal                              $   608    $   221    $ 1,230
   State                                     68         34        100
- ---------------------------------------------------------------------
                                            676        255      1,330
Deferred income taxes related to:
   Depreciation                             161        (54)       (53)
   Recognition of bad debts                 (48)       (34)         7
   Horizon write-off                        369       (640)         -
   Financial reserves                       (86)      (129)       416
   Maintenance revenue recognition           (1)        31         19
   Pension liability                       (238)         -          -
   Other items                              (28)        47         70
- ---------------------------------------------------------------------
   Total                                $   805     $ (524)   $ 1,789
=====================================================================

The primary components of the deferred tax assets and (liabilities) are as follows:


                                        DEC. 31,    JAN. 1,
(IN THOUSANDS OF DOLLARS)                 1995        1995
- -----------------------------------------------------------
Current:
Inventory valuation                      $   479    $   547
Workers' compensation and other
  financial reserves                         232        277
Vacation reserve                             238        165
Deferred sales                               126        126
Plant close reserve                           64         84
Environmental reserve                         36         37
Horizon write-off                            271        640
Other financial reserves                     420        221
Pension (asset) liability                     10       (228)
- -----------------------------------------------------------
Total current                            $ 1,876    $ 1,869
===========================================================

Long-term:
Property and equipment                   $(1,123)   $  (987)
===========================================================

Reconciliation of income tax expense (benefit) at the statutory federal tax rate with the actual effective income tax rate is as follows:

                                             DEC. 31,   JAN. 1,    JAN. 2,
                                               1995       1995       1994
- --------------------------------------------------------------------------
Marginal federal tax rate                       34.0%    (34.0)%      34.0%
State income taxes net of federal taxes          2.0%     (2.6)        2.1
Non-deductible expenses of
   acquired companies                              -      28.4         1.0
Other                                             .6%     (1.6)        1.4
- --------------------------------------------------------------------------
Effective rate                                  36.6%     (9.8)%      38.5%
==========================================================================

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

[LOGO]

9  STOCK OPTION PLANS
The Company has a Stock Incentive Program consisting of a Key Employee Plan and a Director Plan under which options to purchase up to 350,000 shares of common stock may be granted. Under the terms of the Key Employee Plan, the Company may grant options to certain employees of the Company. The option price is equal to the published bid price of the stock on the date of the grant. The options become exercisable ratably over four years, beginning one year after the date of the grant, and expire in five to ten years. Also included in the Key Employee Plan are shares awarded to certain key managers. These shares are restricted for ten years from the date of the grant unless earned earlier. The shares can be earned in years one to three if certain earnings per share measures are met. In addition, 15,000 restricted shares of stock were purchased by certain key managers during 1992 and 1995, and 6,100 were purchased during 1994. These shares, purchased at $4.00 - $6.60 per share, vest two years from the date of purchase. The Company has accepted notes from these individuals in payment for this stock with interest paid monthly and principal paid annually for ten years. The notes receivable for these shares are shown as a reduction of Stockholders' Equity. Compensation expense of $1,000 was recognized in 1995 for restricted shares awarded and purchased.

Under the Director Plan, the Company has granted non-qualified options to purchase shares to members of its Board of Directors. These options are priced from $5.00 to $11.00 per share, vest as soon as the director has completed two years of service, and expire ten years from the date of grant.

Activity and price information regarding the Stock Incentive Program during the last three fiscal years is as follows:

                                                                OPTION           PRICE
                                                                SHARES         PER SHARE
- ------------------------------------------------------------------------------------------
Outstanding as of January 3, 1993                              152,050        $ 4.50-12.00
   Granted                                                      30,500         10.50-12.00
   Exercised                                                   (11,000)         5.00-11.00
   Canceled                                                    (11,250)         4.50- 6.00
- ------------------------------------------------------------------------------------------
Outstanding as of January 2, 1994                              160,300          4.50-12.00
   Granted                                                      39,000          5.25- 8.00
   Exercised                                                    (4,900)         4.50- 5.00
   Canceled                                                    (16,350)         4.50-12.00
- ------------------------------------------------------------------------------------------
Outstanding as of January 1, 1995                              178,050          4.75-12.00
   Granted                                                     107,500          6.50- 8.38
   Exercised                                                   (11,250)         5.00- 5.75
   Canceled                                                    (57,300)         5.00-12.00
- ------------------------------------------------------------------------------------------
Outstanding as of December 31, 1995                            217,000        $ 4.75-12.00
==========================================================================================

In addition, on January 1, 1995, the Company implemented an Equity Compensation Plan for non-employee directors. Under this plan, 150,000 shares are available for issuance. In 1995, directors of the Company earned awards of 6,449 shares of common stock which represented 50% of the value of their director fees for the year.


10  EMPLOYEE BENEFIT PLANS
The Company maintains a profit sharing plan for salaried employees. The Company is required to contribute at least three percent of current period net income. Total contributions were $45 thousand in 1995, $0 in 1994, and $115 thousand in 1993. Additionally, the Company maintains a savings plan available to all salaried employees. Each participant may elect to defer up to twelve percent of their annual compensation. The Company contributes twenty-five cents for each dollar the employee defers on the first six percent of employee deferred compensation. The total contributions were $83 thousand in 1995, $59 thousand in 1994, and $73 thousand in 1993.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

[LOGO]

10  EMPLOYEE BENEFIT PLANS - CONTINUED
The Company also has a non-contributory defined benefit pension plan that covers substantially all hourly employees at the Knoxville location. Benefits are based on a fixed amount for each year of service.

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation and the expected long-term rate of return on assets was 7.0% as of December 31, 1995, and 7.5% at January 1, 1995. Net pension cost included the following components:

                                      DEC. 31,   JAN. 1,    JAN. 2,
(IN THOUSANDS OF DOLLARS)               1995      1995       1994
- -------------------------------------------------------------------
Service cost                          $    87    $    91    $    70
Interest cost                             262        251        238
Actual return on plan assets           (1,042)         3       (194)
Net amortization and deferral             837       (189)        18
- -------------------------------------------------------------------
Net pension cost                      $   144    $   156    $   132
===================================================================

In December of 1995, the Board of Directors approved an amendment to the pension plan which resulted in the freezing of all future benefits under the plan as of December 31, 1995. As a result, the Company recognized a curtailment loss of $483 thousand which included $467 thousand of unrecognized prior service cost and a $16 thousand unrecognized transitional liability. Beginning in January 1996, a defined contribution plan has been implemented for the hourly employees of the Knoxville location.

The following table sets forth the pension plan's funded status and amount recognized in the Company's balance sheet:

                                                          DEC. 31,     JAN. 1,
(IN THOUSANDS OF DOLLARS)                                    1995       1995
- ------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
       Vested                                               $ 3,792    $ 3,333
       Non-vested                                               221        318
- ------------------------------------------------------------------------------
Accumulated and projected                                     4,013      3,651
Plan assets at fair value, primarily listed
       stocks and bonds                                       4,593      3,715
- ------------------------------------------------------------------------------
Plan assets above accumulated benefit obligation                580         64
Unrecognized net gain from past experience
       different from that assumed and effects of
       changes in assumptions                                  (607)         5
Prior service cost not yet recognized in net periodic
       pension cost                                               -        531
- ------------------------------------------------------------------------------
Total pension asset (liability)                             $   (27)   $   600
==============================================================================

11  CONTINGENCIES AND OTHER LIABILITIES
The Company has become subject to various lawsuits, claims, and other legal matters in the course of conducting business. The Company, based in part upon opinions of counsel, believes the outcome of such lawsuits, claims, and other legal matters will not have a material impact on the Company's future consolidated financial position, results of operations, and cash flows.

The Company is contingently liable for a $700,000 letter of credit issued pursuant to a Tax Indemnity agreement related to the Industrial Revenue Bonds. The Company also has irrevocable letters of credit in the amount of $1,566,000 pursuant to the Company's self-insurance with regard to workmens' compensation. There are no outstanding balances on these letters of credit.

NOTES TO
CONSOLIDATED
FINANCIAL
STATEMENTS

[LOGO]

11  CONTINGENCIES AND OTHER LIABILITIES - CONTINUED

Sales to one automotive customer were 19%, 16%, and 16% of the Company's sales in 1995, 1994, and 1993, respectively. Sales to a bank customer were 11% of sales in 1995. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's base and their dispersion across a number of different industries, principally automotive, petroleum, banking, and fast foods.

At December 31, 1995, a long-term contract with a customer that accounted for 19% of the Company's 1995 sales expired. The Company has been awarded an extension until the customer is able to evaluate competitive bids, including the Company's.

In order to alleviate excess manufacturing capacity, the Company closed its Centerville, Tennessee, manufacturing facility in 1992. The December 31, 1995 and January 1, 1995 balance sheets include an accrual of $405 thousand and $460 thousand, respectively, which reflects the remaining estimated disposal costs of the Centerville facility.






                      REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF PLASTI-LINE, INC.

We have audited the accompanying consolidated balance sheets of Plasti-Line, Inc. and Subsidiaries as of December 31, 1995 and January 1, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plasti-Line, Inc. and Subsidiaries as of December 31, 1995 and January 1, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.
Knoxville, Tennessee
February 29, 1996, except for Note 7,
as to which the date is
March 8, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994
Net sales increased $25.9 million (33.6%) due to higher volumes across the business. Contributing to the increased volume were higher sales to automotive ($5.8 million) and bank customers ($7.1 million) at Plasti-Line East (the Company's Knoxville and Florence locations), as well as sales increases at Plasti-Line West ($4.7 million), Design Performance Group ($2.9 million), and our newest subsidiary, Carter-Miot ($1.1 million). Sales increased in the fourth quarter of 1995 by $14.3 million (59.7%) as compared to the same period in 1994 due to an increase in volume at all locations. Fourth quarter sales included $11.3 million for a major sign re-image that was completed for one of Plasti-Line East's bank customers.

Income before taxes and interest was $3.2 million as compared to $1.8 million in 1994 (excluding the goodwill write-off and the provision for restructuring charges). The improvement in income was due to an increase in gross profit ($3.6 million) from higher sales. Partially offsetting the higher gross profit was an increase in selling, general and administrative costs ($1.6 million) which was related to the increased volumes. Selling, general, and administrative costs in each of 1995 and 1994 included approximately $1.5 million in costs associated with the Company's business re-engineering initiative which was completed during the fourth quarter of 1995. Also partially offsetting the favorable impact of the gross profit improvement was a one-time charge of $483 thousand related to the curtailment of a defined benefit pension plan. This plan, for the benefit of the union employees of the Knoxville facility, was frozen on December 31, 1995. Future retirement benefits for this employee group will be earned in a newly established defined contribution plan. The impact of this curtailment was a one-time non-cash charge for unrecognized prior service costs that otherwise would have been expensed over future years.

Interest expense of $1,040 thousand increased $328 thousand from the prior year. Higher average interest rates as well as increased borrowings, related to the purchase of assets for the Carter-Miot subsidiary as well as higher working capital related to fourth quarter volumes, were responsible for the increase.

The Company's effective tax rate for 1995 was 36.6% of pre-tax income as compared to -9.8% in 1994. The 1994 rate was primarily due to the net loss combined with an increase in non-deductible expenses associated with the goodwill write-off.

The Company's current supply contract with General Motors expired December 31, 1995. The Company has been awarded an extension until the customer is able to evaluate competitive bids, including the Company's. In 1995, this customer represented 19% of the Company's total sales.

FISCAL 1994 YEAR COMPARED TO FISCAL YEAR 1993
Net sales decreased $13.1 million (14.4%) due to reduced sales at Knoxville. Contributing to the lower volume were lower sales to automotive ($5.6 million) and to bank ($7.2 million) customers due to slower re-image activity in these markets during 1994. Sales increased in the fourth quarter of 1994 by $2.0 million (9.3%) as compared to the same period in 1993 due to an increase in volume at all locations, including the Company's new division, Plasti-Line West.

Income before taxes and interest, excluding the goodwill write-off and the provision for restructuring charges, was $1.8 million as compared to $5.3 million in 1993. The decrease in income, excluding the goodwill write-off and the restructuring charge, was due to a reduction in gross profit ($1.7 million) from lower sales as well as an increase in selling, general and administrative costs ($2.0 million). Despite the reduction in gross profit as a result of lower sales, gross profit as a percent to sales improved to 18.4% versus 17.6% in 1993 largely due to manufacturing performance improvements at both plants. Selling, general, and administrative costs increased in 1994 versus 1993 due to $1.5 million in costs associated with the Company's business re-engineering initiative combined with $475 thousand in costs related to the Company's new division, Plasti-Line West. The Company's business re-engineering project is expected to lower costs by reducing lead times throughout the business, improving working capital management, increasing manufacturing efficiencies, and reducing salaried personnel costs.

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

The 1994 operating results also included a $4.0 million charge representing the write-off of the remaining goodwill from the American Sign acquisition. Plasti-Line purchased the stock of American Sign in December 1986, allocating $5 million of the purchase price to goodwill. Since the acquisition, American Sign has not achieved the sales and earnings levels projected at the time of acquisition due to increased competitive pressures, unsuccessful efforts to replace an aging product line, and management turnover. These conditions have resulted in reduced earnings and even losses over the last several years. During the fourth quarter, the Company determined, based upon the trend of operating results, exclusive of the projected benefits of lower costs from the business re-engineering project currently underway on future projections, that its projected results would not support the future amortization of the remaining goodwill balance of $4 million.

Interest expense of $712 thousand increased $28 thousand, or 4.1%, from the prior year. This was due to increased interest rates and borrowings under the Company's revolving line of credit.

The Company's effective tax rate for 1994 was -9.8% of pre-tax income as compared to 38.5% for 1993. The 1994 rate was primarily due to the net loss combined with an increase in non-deductible expenses associated with the goodwill write-off.

LIQUIDITY AND CAPITAL RESOURCES
The Company has met its capital requirements with funds generated from operations and from the Company's line of credit. The Company has a new revolving loan agreement in the amount of $19 million. At December 31, 1995, the Company had a $19 million balance outstanding on this revolving loan as compared to a $6.6 million balance at the end of fiscal 1994. Funds of $6.0 million were used in operating activities during 1995 primarily as a result of increased receivable and inventory levels. The Company had working capital of $33.1 million at December 31, 1995 as compared to $23.3 million at the end of fiscal 1994. This increase in working capital related primarily to the higher volumes the Company is experiencing as well as a spike in accounts receivables related to a delay in billings during the fourth quarter due to the impact of the business re-engineering system conversion. Investing activities used $6.6 million during 1995. The Company made capital expenditures of $2.7 million in 1995 and $2.5 million in 1994. In addition, in 1995 the Company invested cash of $4.6 million to purchase the assets of Carter-Miot, Inc., located in Columbia, South Carolina. The assets purchased were primarily accounts receivable, inventory, and machinery and equipment. Financing activities provided $12.7 million during 1995. Net borrowings under the revolving line of credit primarily provided funds from financing activities. The Company's future capital expenditures will relate principally to the acquisition of new machinery and equipment and furniture and fixtures designed to increase productivity and efficiency. The Company believes the cash generated from operations and funds available under the existing line of credit are sufficient for all planned operating and capital requirements.

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

NEW ACCOUNTING STANDARD
The Financial Accounting Standards Board issued a new accounting standard (SFAS No. 123) that introduces a preferable fair-value based method of accounting for stock-based compensation. The Company will adopt the disclosure provisions of SFAS 123 in fiscal 1996. As the elective recognition provisions of the new standard will not be adopted, this accounting standard will have no effect on future results of operations.





                                      22

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS


(IN THOUSANDS, EXCEPT PER SHARE DATA)          FIRST      SECOND        THIRD        FOURTH      YEAR
- ------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995:
Net sales                                   $  20,056   $  22,512   $  22,402   $  38,277    $ 103,247
Gross profit                                    3,370       4,154       3,842       6,767       18,133
Net income                                         27         120         110       1,140        1,397
Net income per share                              .01         .03         .03         .30          .38
Price range of common stock as
   reported by NASDAQ:
        High                                    7           7-1/2       9-1/8       8-3/4        9-1/8
        Low                                     4-3/4       5-1/2       7-1/2       7-7/8        4-3/4
- ------------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 1, 1995:
Net sales                                   $  15,971   $  19,438   $  17,933   $  23,967    $  77,309
Gross profit                                    2,780       3,381       3,461       4,627       14,249
Net income (loss)                                  24          69          53      (4,983)(1)   (4,837)
Net income (loss) per share                       .01         .02         .01       (1.35)(1)    (1.31)
Price range of common stock as
     reported by NASDAQ:
         High                                  10-7/8       8-3/4       7-3/4       6-1/4       10-7/8
         Low                                    7-3/4       7-1/4       5-1/4       4-3/4        4-3/4

(1) See footnotes 4 and 5 of the consolidated financial statements.


                COMMON STOCK INFORMATION AND DIVIDEND POLICY

Plasti-Line, Inc. common stock is quoted on the Nasdaq National Market System. As of March 6, 1995, there were 175 holders of record of Plasti-Line, Inc. common stock. The Company has never paid cash dividends. The Board of Directors plans to continue this policy, retaining future earnings to support growth and expansion of the Company's business.

ANNUAL MEETING
11:00 a.m. EST Tuesday, April 16, 1996 at the corporate offices of Plasti-Line, Inc., 623 E. Emory Road, Knoxville, Tennessee 37950

FORM 10K
Additional information about Plasti-Line, Inc., including copies of Form 10K reports to the Securities and Exchange Commission, may be obtained without charge by written request to:

Mark J. Deuschle
Plasti-Line, Inc.
P.O. Box 59043
Knoxville, TN 37950-9043

NASDAQ SYMBOL
SIGN

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
800 S. Gay Street, Suite 1600
Knoxville, TN 37929

STOCK TRANSFER AGENT
Wachovia Bank & Trust Company
P.O. Box 3001
Winston-Salem, NC 27102

EXECUTIVE OFFICERS

James R. Martin
Chairman of the Board
Chief Executive Officer

John D. Burke
Executive Vice President of
Marketing

Mark J. Deuschle
Vice-President of Finance,
Treasurer, Secretary, and
Chief Financial Officer

C. Wayne Morris
Senior Vice-President of
Marketing

Kathryn C. Wood
Vice-President of
Administration

BOARD OF DIRECTORS

Howard L. Clark, Jr.
Vice-Chairman
Lehman Brothers

James G. Hanes, III
Investor

James A. Haslam, III
Chief Executive & Chief
Operating Officer
Pilot Oil Corporation

Donald F. Johnstone
President & Chief Executive
Officer
Whittle Communications

James R. Martin
Chairman and Chief
Executive Officer
Plasti-Line, Inc.

J. Hoyle Rymer
President
JHR Co.

James F. Smith, Jr.
Chairman of the Executive
Committee
First American Corporation

H. Mitchell Watson, Jr.
President
Sigma Group of America


                                     220