Form 10-K, Exhibit 13
period 1996-12-31
PLASTI LINE INC /TN/
filed 1997-03-31
CIK 790966

(LOGO and Cover Page)

                           Plasti-Line, Inc.
                              ============
                                  1996
                              ============
                             Annual Report

                                   Our Mission

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

                                Plasti-Line, Inc.

Plasti-Line, Inc. Is an industry leader providing a complete range of corporate identity products and services to the retailing industry. Our expertise is the design, manufacture, installation, and maintenance of exterior, interior, and on-premise signage and point-of-purchase products, integrated by a systemized project management capability. Headquartered in Knoxville, Tennessee, the Company also has facilities in Kentucky, South Carolina, and California and employs 1,100 people.

                           (Graphs excluded)

Financial Highlights (1) (2)  (in thousands, except per share data)

                                        1996    1995     1994     1993     1992
                                        ----    ----     ----     ----     ----
Net sales ......................... $130,876 $103,247 $77,309  $90,362 $ 83,220
Income (loss) before taxes
  and cumulative effect
  of accounting change .............   4,929   2,202   (5,361)   4,643    4,006
Income (loss) before
  cumulative effect
  of accounting change .............   3,148   1,397   (4,837)   2,854    2,385
Cumulative effect of
  accounting change ................     -       -        -        -       (648)
--------------------------------------------------------------------------------
 Net income (loss) ................. $ 3,148 $ 1,397  $(4,837) $ 2,854  $ 1,737
--------------------------------------------------------------------------------
Income (loss) per share
  before cumulative effect
  of accounting change ............. $   .83 $   .38  $(1.31)  $   .77  $   .65
Cumulative effect of
  accounting change ................     -       -        -        -       (.18)
--------------------------------------------------------------------------------
 Net income (loss) per share ....... $   .83 $   .38 $ (1.31) $    .77 $    .47
--------------------------------------------------------------------------------
Working capital .................... $25,753 $33,112 $ 23,349 $ 18,713 $ 17,554
Total assets .......................  67,244  77,150   51,450   49,522   53,424
Long-term debt less
  current maturities ...............  12,220  23,575   12,004    6,536    7,960
Stockholders' equity ...............  27,202  23,891   22,353   27,081   24,084

1 Please refer to Notes to Consolidated  Financial Statements contained herein.

2 The Company has paid no dividends during the above periods.

3 Included $3.9 million write-off of goodwill and $2.4 million restructuring charge. See Notes 4 and 5 Consolidated Financial Statements.

                          (Customer Logo Page)

                          To Our Stockholders

I am pleased to report the continued strengthening our the results for our Company. For 1996, sales were $131 million, up $28 million or 27%, from the prior year. This increase represented the second consecutive year of greater than 25% sales growth. In addition, our earnings more than doubled from the prior year level to $.83 per share. Finally, our balance sheet position improved dramatically with a $7 million, or 22%, reduction in our net working capital despite the growth in the business. I am proud of each of these accomplishments and believe that they provide a solid foundation for future growth.

In addition to our financial accomplishments during 1996, our Company made great strides in enhancing its marketing strategy and in improving its internal operations. I will address each of these in turn.

Let me begin with the progress we have made in transforming the Company into a leading retail communications company. First, we have aligned our business management and sales capability along market lines. For example, we now have a Financial Services Strategic Business Unit that focuses on all aspects of the communication needs of our bank customers, from in-house merchandising kiosks, to creative ATM surround solutions, to exterior signage requirements. We believe that this market-oriented approach will better enable us to understand and fulfill the varying needs of each of the major retail markets we serve. Second, we have placed a renewed emphasis on our research and development capabilities. We believe that a more focused, market-driven approach to this process will result in creative solutions to the problems and needs of our customers. Finally, we have taken several steps to add to the in-store sales and marketing resources of Design Performance Group, our retail design and merchandising services firm, in order to capitalize on the in-store opportunities that exist with both our customers and retailers in general. The opportunities created by our in-store and exterior signage sales forces working together are expected to provide incremental future revenues.

From an operating standpoint, the Company has made considerable progress over the past several years, beginning with the business re-engineering we started in 1994. The investments in the Company's infrastructure have been made to support future growth, to reduce costs, and, most importantly, to improve the speed with which we fulfill our customer's demands. By being the most responsive supplier to our customers, we will achieve a significant competitive advantage. Let me provide you with some examples of the progress we made towards these goals in 1996. First, during the year, we began a process to centralize the management of many key operating functions (for example customer service) to allow for improved responsiveness and lower costs by more standardized and efficient processes. Second, at our manufacturing facilities, we have made significant progress toward shortening manufacturing lead-times by migrating fully to a make-to-order environment. This step has allowed us to improve our capacity utilization, lower our inventory investment, and improve our response to our customer's need. These are just a couple of the steps we are taking in our continuous improvement process aimed at providing differentiated value-added service to our customers.
In addition, I would like to welcome F. Joseph Brang to the management team as our new Vice President of Operations. Joe brings many years of progressive manufacturing experience to our Company, and we are confident that his contribution will continue to improve our manufacturing and technical expertise.

I am optimistic about our Company's future and am confident that we will continue to capitalize on the opportunities that our markets have to offer. Thank you for your support.

/s/ James R. Martin
James R. Martin
Chairman and Chief Executive Officer

                    Building For A New Retailing Era

The Market

Retailing today is an extremely dynamic and rapidly changing industry. The pace of change is accelerating due to emerging customer shopping trends, competitive forces, and the technological explosion. The retail industry is entering an unprecedented era of upheaval, turmoil, progress and uncertainty because change is not only occurring at a faster rate but also is less predictable, understandable and controllable due to the complexity of the market dynamics. This seemingly turbulent state is being primarily driven by the impact of changing shopping habits and practices and artificial intelligence.

In this mature, yet fractionated marketplace, the shifting within segments is constant as undifferentiated retail concepts perish and new, more meaningful ones take their place. Store and product merchandising displays and decor are often altered for each merchandising season, placing an exacting premium on speed- to-market as well as innovation. In this hostile environment, all aspects of store marketing communications must be anticipated, integrated, well-planned and implemented, well within the time parameters of this shrinking horizon for change.

Realizing the fast-changing nature of the retail communications market, our goal is to become a valuable partner for retail and manufacturing customers by helping them plan and implement their identity and merchandising programs.

The Company in 1996

In 1996, Plasti-Line focused on several initiative that collectively put us in a noticeably superior position relative to our competition. The primary focal points were, and continue to be, providing superior market- driven customer service and innovative retail marketing communications techniques that significantly enhance retailer and manufacturer branding and merchandising at the store. These initiatives are interrelated and yield a total quality impression of superiority. Our results indicate that these efforts closely match our company to the needs of retailers and manufacturers.

Project Management

Without question, our project management expertise is the glue that binds our entire business together. In order to ensure the Company's competitive advantage, a substantial investment was made in 1995 in a technology based system to link manufacturing, sales, engineering and design, and service capabilities. This integrated network provided us with significant dividends in 1996 in terms of improved customer response time, increased ability to handle national or multi-regional quick turn assignments, better linkage between our production facilities, more geographic flexibility for customers, significantly improved product quality, and heightened production efficiencies. We are continuing to make refinements and enhancements to this network to even better match it to evolving customer needs. This effort will place us in the forefront of all competitors for the next decade in terms of customer satisfaction.

Manufacturing

Major investments in our facilities, equipment, and systems catapulted our production effectiveness to new heights. The acquisition of the assets of the former Carter-Miot Engineering in 1995 significantly broadened our product line and placed us in a favorable position to service the growing financial services market. Computerized laser cutting machinery enabled the company to offer quintessential product quality. Equipment advances like these have resulted in new products that deliver innovative communication solutions.

Additionally, the growth and development of Plasti-Line West has greatly improved our ability to serve West Coast markets in a timely manner. Our Florence, Kentucky plant is performing at record levels, and our Knoxville, Tennessee plant has installed systems and procedures that are becoming the standard for the standard for the Company.

The four plant facilities are being joined through an advanced computer network which enables us to efficiently schedule customer assignments and constantly monitor production status and inventory levels. This network has not only improved our production status and inventory levels. This network has not only improved our production speed but more importantly has reduced operating costs and is helping us greatly improve our ability to reliably and quickly serve our customers.

Research and Development

A focused effort to improve our product offering required dedication to improving our Research and Development function. A concerted effort was undertaken in 1996 to invest in the people and systems that would allow us to develop products that better fulfill customer needs. This 1996 initiative is still underway, and early signs are that it will enable us to make a quantum leap in terms of offering a new generation of products that are distinctive, customer focused and add to our total offering, well ahead of competition.

Market-focused Sales and Project Management Units

One of the most important changes in 1996 was the decision to align our production management and sales staff by key market segments. This initiative will position us to better anticipate our customer needs and respond in a superior fashion to the demands of similar customers within segments. Our knowledge and experienced sales and project management staff provides the greatest breadth of selling and customer service capabilities in the industry. From technical "know-how" to the conceptual arena, the Plasti-Line organization has created a standard of excellence that positions the company as a business partner committed to acting with integrity and fully contributing to achieve superior business results. Plasti-Line has the selling and service force to provide total solution programs to our clients targeted at their goals and objectives.

The approach will enable us to build and leverage our vast knowledge about markets and to work proactively with customers on these valuable insights. The market-focused units are Automotive, Financial Services, Food Service, General Retail, Petroleum, and Merchandising Design.

Automotive

Our long standing, dominant position in this segment was enhanced in 1996 with the acquisition of several new customers from the 1995 Carter-Miot Engineering acquisition, namely Ford/Lincoln Mercury, Mercedes, and Subaru. Our ability to be involved in a wide variety of automotive identity and merchandising programs has resulted in sharp revenue gains and also broadened our sales, service and manufacturing knowledge base about emerging customer needs. The key to future performance is in using our knowledge and resources to better solve customer problems in retail site marketing and merchandising areas.

Food Service

The share position in this segment was strengthened in 1996 due to growth among our large existing chain accounts (McDonald's, Burger King, Taco Bell, KFC) and new concepts like Boston Market. Performance was also positively affected by our menu products, especially the new drive through items. Our research and development efforts identified several new menu products that were successfully test marketed in 1996. The expansion and constant improvement of our product line will continue to lead to robust growth.

Financial Services

Consolidation activity in this market segment in 1996 was exceptionally high and was responsible for our substantiated share gains. Our participation in the Wells Fargo and NationsBank acquisitions of First Interstate and Boatment's respectively, moved us into a leadership position within the segment. Additionally, an acquisition expanded our bank product offering and customer base in Financial Services. We are projecting continued strong growth in the next few years due to new product introductions and continued industry consolidation.

General Retail

This is a relatively new segment for the company and one that shows all the vital signs of being a lucrative segment over the long-term. The segment offers us an opportunity to market our extensive exterior and interior product lines for both brand awareness and merchandising. Growth should be further propelled by mergers and acquisitions within the retail arena and move toward innovative retail environments designed to promote increased shopping frequency.

Petroleum

We are increasing our level of focus in this market segment. It is an attractive segment because of its heightened retail orientation as food and additional service offerings are added. Petroleum companies are placing more emphasis on their total offering, which will call for a higher level of quality retail communications at the point of sale.

Merchandising Design

Design Performance Group, our retail design and merchandising services firm, exhibited strong performance across all market segments. This strength appears to be linked to increased retailers and manufacturer's focus on point of sale activity. Entering 1997, two accounts, Ameritech and Midas, have put us in a strong position. We will continue to broaden and expand our strategic marketing capabilities in this area by adding key resources that are complimentary to our strong customer orientation.

                          (Customer Logo Page)

Consolidated
Statements of
Operations

Fiscal Years Ended
(in thousands,  except per share data)
                                                  Dec. 29,   Dec. 31,   Jan. 1,
                                                      1996       1995      1995
--------------------------------------------------------------------------------
           Revenue

           Net sales ........................... $ 130,876  $ 103,247  $ 77,309
           Other income ........................       303        571       853
--------------------------------------------------------------------------------
              Total revenue ....................   131,179    103,818    78,162

           Cost and expenses
           Cost of sales .......................   107,956     85,114    63,060
           Selling, general and administrative .    16,701     14,979    13,349
           Interest expense, net ...............     1,593      1,040       712
           Goodwill write-off ..................       -          -       3,986
           Provision for restructuring costs ...       -          -       2,416
           Provision for pension curtailment ...       -          483       -
--------------------------------------------------------------------------------
              Total cost and expenses ..........   126,250    101,616    83,523
--------------------------------------------------------------------------------
           Income (loss) before (provision)
              benefit for income taxes .........     4,929      2,202    (5,361)
           (Provision) benefit for income taxes     (1,781)      (805)      524
--------------------------------------------------------------------------------
           Net income (loss) ................... $   3,148  $   1,397  $ (4,837)
================================================================================
           Net income (loss) per share ......... $     .83  $     .38  $  (1.31)
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
Balance
Sheets

(in thousands of dollars,  except par values)

                                                       1996     1995
--------------------------------------------------------------------------------
Assets
Current assets
Cash ..............................................$     10 $     10
Accounts receivable, net ..........................  22,870   27,050
Inventories .......................................  27,331   31,564
Prepaid expenses ..................................     754    1,080
Deferred income taxes .............................   1,337    1,876
--------------------------------------------------------------------------------
   Total current assets ...........................  52,302   61,580

Property and equipment, net .......................  13,260   13,854
Goodwill ..........................................   1,403    1,508
Other assets ......................................     279      208
--------------------------------------------------------------------------------
   Total assets ...................................$ 67,244 $ 77,150
================================================================================

   Liabilities and Stockholders' Equity

Current liabilities

Current portion of long-term debt .................$    745    1,723
Accounts payable ..................................   8,096   14,660
Accrued liabilities ...............................   6,116    5,704
Income taxes currently payable ....................      83      708
Customer deposits and deferred revenue ............  11,509    5,673
--------------------------------------------------------------------------------
   Total current liabilities ......................  26,549   28,468

Long-term debt ....................................  12,220   23,575
Deferred income taxes .............................   1,196    1,123
Deferred liabilities ..............................      77       93
Commitments and contingencies (Notes 7 and 12)
Stockholders' equity
Preferred stock - $.001 par value, 5,000,000 shares
   authorized, none issued and outstanding ........       -        -
Common stock - $.001 par value, 20,000,000 shares
   authorized, issued and outstanding:
   1996:  3,803,414  1995:  3,779,157                     4        4
Additional paid-in-capital ........................   2,859    2,729
Notes receivable, common stock ....................    (136)    (169)
Retained earnings .................................  24,475   21,327
--------------------------------------------------------------------------------
   Total stockholders' equity .....................  27,202   23,891
--------------------------------------------------------------------------------
   Total liabilities and stockholders' equity .....$ 67,244 $ 77,150
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
Statements of
Stockholders' Equity

Fiscal Years Ended
(in thousands of dollars)
                                             Dec. 29,    Dec. 31,     Jan. 1,
                                                 1996        1995        1995
--------------------------------------------------------------------------------
Common stock

Balance at beginning of year .........       $      4   $       4   $       4
Sales of common stock to
  employees and directors ............              -           -           -
--------------------------------------------------------------------------------
Balance at end of year ...............       $      4   $       4   $       4
================================================================================

Additional paid-in-capital
Balance at beginning of year .........       $  2,729   $   2,571   $   2,484
Sale of common stock to
   employees and directors, ...........           130         158          87
   1996:  6,000 shares
   1995: 30,000 shares
   1994: 11,000 shares
--------------------------------------------------------------------------------
Balance at end of year ................      $  2,859   $   2,729   $   2,571
================================================================================

Notes receivable, common stock
Balance at beginning of year .........       $   (169)  $    (152)  $    (174)
Issuance of notes receivable
  common stock ........................             -         (99)        (28)
Payments of notes receivable,
  common stock ........................            33          82          50
--------------------------------------------------------------------------------
Balance at end of year ................      $   (136)  $    (169)  $    (152)
================================================================================

Retained earnings
Balance at beginning of year                 $ 21,327   $  19,930   $  24,767
Net income (loss) .....................         3,148       1,397      (4,837)
--------------------------------------------------------------------------------
Balance at end of year ................      $ 24,475   $  21,327   $  19,930
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

   Fiscal Years Ended ........................       Dec. 29, Dec. 31,  Jan. 1,
   (in thousands of dollars) .................           1996     1995     1995
--------------------------------------------------------------------------------
   Cash flows from operating activities:
   Net income (loss) .........................       $  3,148 $  1,397 $ (4,837)
   Adjustments to reconcile net income
       (loss) to net cash provided  by
       (used in) operating activities
   Depreciation and amortization .............          2,262    1,710    1,875
    (Gain) loss on disposal of fixed assets ..              -       82      138
   Provision for losses on accounts receivable            332      206      121
   Deferred tax provision (benefit) ..........            612      129     (694)
   Goodwill write-off ........................              -        -    3,986
   Provision for restructuring costs .........              -        -    2,416
   Provision for pension curtailment .........              -      483        -
   Changes in assets and liabilities,
     net of acquisition:
      Receivables ............................          3,848  (10,058)  (2,497)
      Inventories ............................          4,233   (9,959)  (2,637)
      Prepaid expenses and other assets ......            206      161     (756)
      Accounts payable .......................         (6,564)   7,579    1,696
      Accrued liabilities ....................            412    1,202     (519)
      Income taxes payable ...................           (625)     754     (473)
      Deferred liabilities ...................          5,820      313     (838)
--------------------------------------------------------------------------------
   Net cash provided by (used in)
     operating activities) ...................         13,684   (6,001)  (3,019)
--------------------------------------------------------------------------------

   Cash flows from investing activities:
   Proceeds from sales of  fixed assets ......              -       23        1
   Proceeds from sales  of investments .......              -      593      400
   Investment in marketable securities .......              -        -     (499)
   Capital expenditures ......................         (1,514)  (2,755)  (2,460)
   Purchase of Plasti-Line Columbia,
     Inc. assets .............................              -   (4,550)       -
--------------------------------------------------------------------------------
   Net cash used by investing activities .....         (1,514)  (6,689)  (2,558)
--------------------------------------------------------------------------------

   Cash flows from financing activities:
   Net borrowings (payments) under
      line of credit .........................        (11,586)  13,295    6,213
   Repayments of long-term debt ..............           (747)    (746)    (745)
   Sale of common stock ......................            130       59       59
   Payments of notes receivable,
      common  stock ..........................             33       82       50
--------------------------------------------------------------------------------
   Net cash provided by (used in)
       financing activities ..................        (12,170)  12,690    5,577
--------------------------------------------------------------------------------

   Net increase (decrease) in cash ...........              -        -        -

   Cash, beginning of year ...................             10       10       10
--------------------------------------------------------------------------------
   Cash, end of year .........................       $     10  $    10 $     10
================================================================================

   Supplemental disclosures of cash flow
       information:
   Interest paid .............................       $  1,639  $   937 $    799
   Income taxes paid .........................       $  1,894  $    53 $    786
================================================================================
   Non-cash transactions:
   Amortization of compensation from
      restricted  stock ......................       $     54 $     1 $      35
   Issuance of notes receivable - common stock              -     (99)      (28)
   Acquisition liabilities assumed ...........       $      - $ 1,630 $       -
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Notes to
Consolidated
Financial
Statements

1 Description of Business

Plasti-Line, Inc. (the Company) is a publicly held company whose principal business is the marketing, production, and installation of interior and exterior sign and point-of-purchase marketing products for retailers and manufacturers.

2 Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Co mpany and its wholly-owned subsidiaries, American Sign & Marketing Services, Inc. (American Sign) and Plasti-Line Columbia, Inc. (Columbia), formerly known as Carter-Miot, Inc. All significant intercompany accounts and transactions have been eliminated.

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

Per Share Data
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive common equivalent shares.

outstanding during each period. For purposes of computing common stock equivalent shares outstanding, shares relating to options have been calculated using the treasury stock method for the portion of each period for which the options were outstanding and using the fair value of the Company's common stock for each of the respective periods. The weighted average number of common shares and dilutive common equivalent shares outstanding were 3,812,000, 3,714,000, and 3,695,000 for December 29,1996, December 31, 1995, and January 1, 1995,
respectively.

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

3 Acquisition

On November 2, 1995 the Company purchased, through its Columbia subsidiary, certain operating assets of a corporation located in Columbia, South Carolina. The total purchase price was approximately $4,550,000 in cash, including estimated professional fees and other acquisition-related costs. In addition, the Company has paid certain obligations totaling approximately $1,630,000. This transaction has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the separately identifiable assets of Columbia, principally accounts receivable, inventory, and machinery and equipment. The consideration paid exceeded the underlying fair values of the separately identifiable assets of Columbia by approximately $1,521,000. This amount has been reflected in the accompanying balance sheet as goodwill and is being amortized using the straight-line method over 15 years.

Pro forma unaudited results of operations for 1995 and 1994 assuming that Columbia had been acquired at the beginning of the respective periods are as follows:

In thousands of dollars except per share data

                                                             1995     1994
--------------------------------------------------------------------------------
                             Revenues .................. $117,225 $ 97,616
================================================================================
                             Net income (loss) ......... $  1,427 $ (4,009)
================================================================================
                             Net income (loss) per share $    .39 $  (1.08)
================================================================================

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the above dates, nor are they necessarily indicative of future operating results.

4  Goodwill
Goodwill, as of December 29, 1996, is composed of $1,521,000 relating to the 1995 purchase of Columbia, net of accumulated amortization of $118,000.

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

5  Provision for Restructuring Costs

The 1994 operating results include a pre-tax charge for restructuring of $2.4 million. This charge primarily consisted of a $1.7 million charge for inventory and related costs associated with a fast food restaurant drive-through order verification product ("Horizon") at the Company's American Sign subsidiary. In addition to the Horizon provision, the restructuring charge included $367 thousand for a loss on abandonment of certain equipment in Knoxville, $167 thousand for severance and outplacement costs related to the business re-engineering project, and $162 thousand for costs relating to disposal of the Centerville facility (Note 12).

6  Supplemental Consolidated Financial Statement Data

                                                              Dec. 29, Dec. 31,
(in thousands of dollars)                                       1996     1995
--------------------------------------------------------------------------------
Accounts receivable, net consists of:
Accounts receivable ..........................................$ 23,144 $ 27,769
Less:  allowances for doubtful accounts ......................    (274)    (719)
--------------------------------------------------------------------------------
Total accounts receivable, net ...............................$ 22,870 $ 27,050
================================================================================

Inventories consist of:
Raw  materials ...............................................$  6,314 $  7,330
Work-in-process ..............................................   4,397    4,289
Finished goods ...............................................  20,006   22,008
--------------------------------------------------------------------------------
Total inventory (FIFO) .......................................  30,717   33,627
--------------------------------------------------------------------------------
LIFO reserve .................................................  (3,386)  (2,063)
--------------------------------------------------------------------------------
Total inventory (LIFO) .......................................$ 27,331 $ 31,564
================================================================================

Property and equipment consists of:
Land .........................................................$  1,177 $  1,177
Buildings and improvements ...................................  12,690   12,492
Machinery and equipment ......................................  18,448   17,138
--------------------------------------------------------------------------------
Total property and equipment, gross ..........................  32,315   30,807
Less:  accumulated depreciation .............................. (19,055) (16,953)
--------------------------------------------------------------------------------
Total property and equipment, net ........................... $ 13,260 $ 13,854
================================================================================

7  Long-Term Debt

Long-term debt consists of the following:                     Dec. 29, Dec. 31,
(in thousands of dollars)                                         1996     1995
--------------------------------------------------------------------------------
Knox County Industrial Revenue Bonds
$2.15 million bearing interest at a variable rate
(4.15% at December 29, 1996, and 5.05% at December 31, 1995)
and the balance at a fixed rate of 7.65%.  Interest is
payable quarterly and $680 thousand of principal payable
annually with $2.63 million payable on November 1, 1999,
collateralized by Knoxville, Tennessee real and fixed assets. $  3,990 $  4,670

Revolving Credit Facility:
Up to the amount of $19  million expiring on  June 30, 1998
The line bears interest at a variable rate (8.413% at December
29, 1996, and 7.935% at December 31, 1995), collateralized by
accounts receivable and inventory ............................   8,391   16,000

Term Note:
Up to the amount of $5 million.  The line bears interest at a variable rate (7.935% at December 31, 1995), collateralized by
accounts receivable and inventory.  Expired February 29, 1996        -    3,978

Industrial Revenue Bonds of American Sign:
Interest payable quarterly, at a variable rate (7.4% at
December 29, 1996, and 7.9% at December 31, 1995).  Principal
of $16.25 thousand payable quarterly through December 1, 2005,
collateralized by Florence, Kentucky real property ...........     584      650

Less current maturities ......................................    (745)  (1,723)
--------------------------------------------------------------------------------
Total long-term debt .........................................$ 12,220 $ 23,575
================================================================================

The Revolving Credit Facility contains various covenants including restricting other borrowings, the payment of dividends, the sales of certain assets, and the Company's ability to acquire other businesses without written consent. The covenants also require the Company to maintain liability to net worth, interest coverage, and cash flow ratios, as well as a minimum net worth.

Maturities of long-term debt in each of the next five years are as follows (in thousands of dollars):

                        1997       $       745
                        1998             9,136
                        1999             2,695
                        2000                65
                        2001                65
                      Thereafter           259
                                   $    12,965

The following is a schedule of future minimum rental payments for certain manufacturing and data processing equipment which are required under operating leases that have initial or remaining noncancelable lease terms in excess of one year (in thousands of dollars):

                        1997       $       371
                        1998               371
                        1999               213
                        2000                73
                        2001                 6

                                   $     1,034

Operating lease rental expense was $1,088,000, $828,000, and $658,000 for 1996, 1995, and 1994, respectively.

8 Income Taxes

Components of income tax provisions (benefit) are as follows:

                                              Dec. 29, Dec. 31 Jan. 1,
    (in thousands of dollars) ................... 1996    1995    1995
--------------------------------------------------------------------------------
    Current tax provisions:
       Federal ...............................$  1,011  $  608   $ 136
       State ....................................  158      68      34
--------------------------------------------------------------------------------
                                                 1,169     676     170

    Deferred income taxes related to:
       Depreciation .............................   73     161     (54)
       Recognition of bad debts .................   (3)    (48)    (34)
       Horizon write-off ........................  270     369    (640)
       Financial reserves .......................  212     (86)   (129)
       Maintenance revenue recognition ..........  (12)     (1)     31
       Pension liability ........................   28    (238)      -
       Other items ..............................   44     (28)    132
--------------------------------------------------------------------------------
       Total .................................$  1,781  $  805   $(524)
================================================================================

The primary components of the deferred tax assets and (liabilities) are as follows:

(in thousands of dollars)
                                                      Dec. 29, Dec. 31,
                                                          1996     1995
--------------------------------------------------------------------------------
 Current:
 Inventory valuation ..................................$   389  $   479
 Workers' compensation
   and other financial reserves .......................    149      232
 Vacation reserve .....................................    196      238
 Deferred sales .......................................     94      126
 Plant close reserve ..................................     64       64
 Environmental reserve ................................      -       36
 Horizon write-off ....................................      -      271
 Other financial reserves .............................    463      420
 Pension asset (liability) ............................    (18)      10
--------------------------------------------------------------------------------
 Total current ........................................  1,337  $ 1,876
================================================================================
 Long-term:
 Property and equipment .............................  $(1,236) $(1,123)
================================================================================

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows.

                                                     Dec. 29,  Dec. 31,   Jan.1,
     (in thousands of dollars) ......................    1996      1995     1995
--------------------------------------------------------------------------------
     Marginal federal tax rate ......................    34.0%     34.0% (34.0)%
     State income taxes net of federal ..............     3.4       2.7    (.6)
     Non-deductible expenses of
        acquired companies ..........................       -         -   26.7
     Other ..........................................    (1.3)      (.1)  (1.9)
--------------------------------------------------------------------------------
     Effective rate .................................    36.1%     36.6%  (9.8)%
================================================================================

9 Stock Option Plans

The Company has a Stock Incentive Program consisting of a Key Employee Plan and a Director Plan under which options to purchase up to 550,000 shares of common stock may be granted. Under the terms of the Key Employee Plan, the Company may grant options to certain employees of the Company. The option price is equal to the published bid price of the stock on the date of the grant. The options become exercisable ratably over four years beginning one year after the date of the grant and expire in five to ten years. Also included in the Key Employee Plan are shares awarded to certain key managers. These shares are restricted for ten years from the date of the grant unless earned earlier. The shares can be earned in years three to ten if certain earnings per share measures are met. In addition, 15,000 restricted shares of stock were purchased by certain key managers in 1995. These shares, purchased at $6.60 per share, vest two years from the date of purchase. The Company has accepted notes from these individuals in payment for this stock with interest paid monthly and principal paid annually for ten years. The notes receivable for these shares are shown as a reduction of Stockholders' Equity. Compensation expense of $54,000, $1,000, and $35,000 was recognized for restricted shares awarded and purchased in 1996, 1995, and 1994 respectively.


Under the Director Plan, the Company has granted non-qualified options to purchase shares to members of its Board of Directors. These options are priced from $5.00 to $11.00 per share, vest as soon as the director has completed two years of service, and expire ten years from the date of grant.

Activity and price information regarding the Stock Incentive Program during the last three fiscal years is as follows:

                                             Shares    Price Per Share
--------------------------------------------------------------------------------
Outstanding as of January 2, 1994           160,300       4.50-12.00
   Granted                                   39,000       5.25- 8.00
   Exercised                                 (4,900)      4.50- 5.00
   Canceled                                 (16,350)      4.50-12.00
--------------------------------------------------------------------------------
Outstanding as of January 1, 1995           178,050       4.75-12.00
   Granted                                  107,500       6.50- 8.38
   Exercised                                (11,250)      5.00- 5.75
   Canceled                                 (57,300)      5.00-12.00
--------------------------------------------------------------------------------
Outstanding as of December 31, 1995         217,000       4.75-12.00
   Granted                                   52,000       8.25-12.00
   Exercised                                 (6,000)      5.00- 8.00
   Canceled                                 (25,500)      5.25-12.00
--------------------------------------------------------------------------------
Outstanding as of December 29, 1996         237,500       4.75-12.00
================================================================================

In addition, on January 1, 1995, the Company implemented the 1995 Equity Compensation Plan for Non-Employee Directors. Under this plan, 150,000 shares of common stock are available for issue. In 1996, directors of the Company earned awards of 5,621 shares of common stock which represented 50% of the value of their director fees for the year.

10 Statement 123, "Accounting for Stock-Based Compensation"

Plasti-Line, Inc. has elected to continue follow ing Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its 1991 Stock Incentive Program (Key Employees and Directors) rather than the alternative fair value accounting provided for under FASB Statement 123, "Accounting for Stock-Based Compensation." Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the accompanying financial statements. Pro-forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The Company has determined that the difference between historical results and such pro forma information is inconsequential.

11 Employee Benefit Plans

The Company maintains a profit sharing plan for salaried employees. The Company is required to contribute at least three percent of current period net income. Total contributions were $100 thousand in 1996, $45 thousand in 1995, and $0 in 1994. Additionally, the Company maintains a savings plan available to all salaried employees. Each participant may elect to defer up to twelve percent of their annual compensation. The Company makes an annual contribution equal to one quarter of the participants' contributions up to a maximum Company contribution equal to six percent of the participant's compensation. The total contributions were $108 thousand in 1996, $83 thousand in 1995, and $59 thousand in 1994. The Company also has a non-contributory defined benefit pension plan that covers substantially all hourly employees at the Knoxville location. Benefits are based on a fixed amount for each year of service. In December of 1995, the Board of Directors approved an amendment to the pension plan which resulted in the freezing of all future benefits under the plan as of December 31, 1995. As a result, the Company recognized a curtailment loss of $483 thousand which included $467 thousand of unrecognized prior service cost and a $16 thousand unrecognized transitional liability. The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% as of December 29, 1996, and 7.0% at December 31, 1995. The expected long-term rate of return on assets was 7.5% at December 29, 1996 and 7.0% at December 31, 1995. Net pension cost included the following components:

                                          Dec. 29,    Dec. 31,     Jan. 1,
(in thousands of dollars)                     1996        1995        1995
--------------------------------------------------------------------------------
Service cost                             $       -   $      87  $       91
Interest cost                                  274         262         251
Actual return on plan assets                  (604)     (1,042)          3
Net amortization and deferral                  257         837        (189)
--------------------------------------------------------------------------------
Net pension cost                         $     (73)  $     144  $      156
================================================================================

The following table sets forth the pension plan's funded status and amount recognized in the Company's balance sheet.

                                           Dec. 29,    Dec. 31,
(in thousands of dollars)                      1996        1995
--------------------------------------------------------------------------------
Actuarial present value of
 benefit obligations:
   Vested                                  $  3,745    $  3,792
   Non-vested                                   158         221
--------------------------------------------------------------------------------
Accumulated and projected                     3,903       4,013

Plan assets at fair value, primarily
 listed stocks and bonds                      5,029       4,593
--------------------------------------------------------------------------------
Plan assets above accumulated
 benefit obligation                           1,126         580
Unrecognized net gain from past experience
 different from that assumed and effects of
 changes in assumptions                      (1,079)       (607)
--------------------------------------------------------------------------------
Total pension  asset (liability)           $     47    $    (27)
================================================================================

On January 1, 1996, the Company provided hourly workers at the Knoxville location with a defined contribution plan, the Knoxville Union 401(k) Plan. Under this plan the Company contributes 10 cents an hour for each hour worked up to a maximum of 2,080 hours per year. The Company contributed $90,000 to this plan in 1996.

12 Contingencies and Other Liabilities

The Company has become subject to various lawsuits, claims, and other legal matters in the course of conducting business. The Company, based in part upon opinions of counsel, believes the outcome of such lawsuits, claims, and other legal matters will not have a material impact on the Company's future consolidated financial position, results of operations, and cash flows.

The Company is contingently liable for a $700,000 letter of credit issued pursuant to certain debt obligations. The Company also has irrevocable letters of credit in the amount of $1,566,000 pursuant to the Company's self-insurance with regard to workmens' compensation. There are no outstanding balances on these letters of credit.

Sales to one automotive customer were 22%, 19%, and 16% of the Company's sales in 1996, 1995, and 1994, respectively. Sales to a fast food customer were 11% of sales in 1996. Sales to a bank customer were 11% of sales in 1995.

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

At December 31, 1995, a long-term contract with a customer that accounted for 11% of the Company's 1996 sales expired. The Company has since been awarded a new, long-term contract with this customer, which extends through January 1, 2004.

In order to alleviate excess manufacturing capacity, the Company closed its Centerville, Tennessee, manufacturing facility in 1992. The December 29, 1996 and December 31, 1995 balance sheets include an accrual of $392 thousand and $405 thousand, respectively, which reflects the remaining disposal costs of the Centerville facility.

Report of Independent Accountants

To the Stockholders and Board of Directors of Plasti-Line, Inc.

We have audited the accompanying consolidated balance sheets of Plasti-Line, Inc. and Subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plasti-Line, Inc. and Subsidiaries as of December 29, 1996 and December 31, 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 1996 in conformity with generally accepted accounting principles.

Coopers & Lybrand  L.L.P.
Knoxville, Tennessee
February  18, 1997

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Fiscal Year 1996 Compared to Fiscal Year 1995

Revenue:
Total revenue increased $27.4 million (26.4%), from $103.8 million to $131.2 million, due to higher sales volumes across all business including a full year of Plasti-Line Columbia, Inc. (Columbia) sales in 1996 as compared to two months in 1995. Contributing to the increased volume were higher sales at Plasti-Line East, the Company's Knoxville and Florence locations ($13.5 million), primarily with automotive and fast food customers, as well as sales increases at Plasti-Line West ($2.3 million), Design Performance Group ($2.1 million), and Columbia ($9.5 million). Sales decreased in the fourth quarter of 1996 by $3.8 million as compared to the same period in 1995. Fourth quarter 1995 sales included $11.3 million for a major sign re-image that was completed for one of Plasti-Line East's bank customers.

Costs and Expenses:
Income before taxes and interest was $6.5 million as compared to $3.2 million in 1995. The improvement in income was due to an increase in gross profit ($4.8 million) from higher sales. Gross profit as a percent to sales was relatively flat at 17.5% and 17.6% in 1996 and 1995, respectively. Partially offsetting the higher gross profit was an increase in selling, general, and administrative costs ($1.7 million) caused primarily by the increased volumes. Selling, general, and administrative expenses as a percentage of sales improved from 15.0% in 1995 to 12.8% in 1996, partially due to both the benefits of reduced costs and improved efficiency as a result of the business re-engineering completed in 1995, as well as increased sales volumes. Selling, general, and administrative costs in 1995 also included $1.5 million in costs associated with the Company's business re-engineering initiative which was completed in the fourth quarter of 1995. Interest expense of $1.6 million increased $553 thousand from the prior year. Higher working capital related to increased volumes, caused the increase.

Income Taxes:
The Company's effective tax rate for 1996 was only slightly lower than 1995 at 36.1% of pre-tax income as compared to 36.6% in 1995.

Other: The Company's current supply contract with General Motors expired December 31, 1995. The Company has since been awarded a new, long-term contract with this customer, which extends through January 1, 2004.

Fiscal Year 1995 Compared to Fiscal Year 1994

Revenue:
Net sales increased $25.9 million (33.6%) due to higher volumes across the business. Contributing to the increased volume were higher sales to automotive ($5.8 million) and bank customers ($7.1 million) at Plasti-Line East, as well as sales increases at Plasti-Line West ($4.7 million), Design Performance Group ($2.9 million), and our newest subsidiary, Columbia ($1.1 million). Sales increased in the fourth quarter of 1995 by $14.3 million (59.7%) as compared to the same period in 1994 due to an increase in volume at all locations. Fourth quarter sales included $11.3 million for a major sign re-image that was completed for one of Plasti-Line East's bank customers.

Costs and Expenses:
Income before taxes and interest was $3.2 million as compared to $1.8 million in 1994 (excluding the goodwill write-off and the provision for restructuring charges). The improvement in income was due to an

Management's Discussion and Analysis of Financial Condition and Results of Operations - continued

increase in gross profit ($3.6 million) from higher sales. Partially offsetting the higher gross profit was an increase in selling, general and administrative costs ($1.6 million) which was related to the increased volumes. Selling,
general,   and   administrative   costs  in  each  of  1995  and  1994  included
approximately $1.5 million in costs associated with the Company's business re-engineering initiative which was completed during the fourth quarter of 1995. Also partially offsetting the favorable impact of the gross profit improvement was a one-time charge of $483 thousand related to the curtailment of a defined benefit pension plan. This plan, for the benefit of the union employees of the Knoxville facility, was frozen on December 31, 1995. Future retirement benefits for this employee group will be earned in a newly established defined contribution plan. The impact of this curtailment was a one-time non-cash charge for unrecognized prior service costs that otherwise would have been expensed over future years.

Interest expense of $1,040 thousand increased $328 thousand from the prior year. Higher average interest rates as well as increased borrowings, related to the purchase of assets for the Columbia subsidiary as well as higher working capital related to fourth quarter volumes, were responsible for the increase.

Income Taxes:
The Company's effective tax rate for 1995 was 36.6% of pre-tax income as compared to -9.8% in 1994. The 1994 rate was primarily due to the net loss combined with an increase in non-deductible expenses associated with the goodwill write-off.

Liquidity and Capital Resources

Liquidity:
The Company has met its capital requirements with funds generated from operations and from the Company's $19 million Revolving Credit Facility (line of credit).

 Funds of $13.7 million were provided by operating activities during 1996 primarily as a result of decreases in net receivables and inventories, as well as increased deferred liabilities. The increased funds provided by operating activities were used to pay down the term note and line of credit from $20.0 million in 1995 to $8.4 million in 1996. The Company had working capital of $25.8 million in 1996 as compared to $33.1 million in 1995. The reduction was primarily the result of reduced receivables and inventories. Investing activities relating to capital expenditures used $1.5 million in 1996. Financing activities used $12.2 million, primarily to reduce the line of credit ($11.6 million). The Company's future capital expenditures will relate to the acquisition of new machinery and equipment and furniture and fixtures designed to increase productivity and efficiency. The Company believes the cash generated from operations and funds available under the existing line of credit are sufficient for all planned operating and capital requirements.

Seasonality

The Company's sales exhibit limited seasonality with sales in the first quarter generally being the lowest and fourth quarter sales the highest. First quarter sales tend to be relatively lower because of weather constraints which slow down customer's construction schedules and their pattern of sign purchases. Sales have normally accelerated in the second, third, and fourth quarters corresponding with accelerating construction schedules.

Summary of Quarterly Results of Operations
(in thousands, except per share data)

Year ended December 29, 1996:

                          First     Second       Third      Fourth        Year
--------------------------------------------------------------------------------
Net sales               $30,142    $32,310     $33,960     $34,464    $130,876
Gross profit              4,983      5,337       6,163       6,437      22,920
Net income                  458        677       1,038         975       3,148
Net income
  per share                 .12        .18         .27         .26         .83

Price range of common stock as reported by Nasdaq:
  High                    8.750      9.000      10.000      14.500      14.500
  Low                     6.750      8.000       7.500       9.000       6.750




 Year ended December 31, 1995:

                          First      Second       Third      Fourth        Year
--------------------------------------------------------------------------------
Net sales               $20,056     $22,512     $22,402     $38,277    $103,247
Gross profit              3,370       4,154       3,842       6,767      18,133
Net income                   27         120         110       1,140       1,397
Net income
  per share                 .01         .03         .03         .30         .38

Price range of common stock as reported by Nasdaq:
  High                   10.875       8.750       7.750       6.250      10.875
  Low                     7.750       7.250       5.250       4.750       4.750

Common Stock Information and Dividend Policy

Plasti-Line, Inc. Common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the Symbol: SIGN. As of February 24, 1997, there were 160 holders of record of Plasti-Line, Inc. Common stock. The Company has never paid cash dividends. The Board of Directors plans to continue this policy, retaining future earnings to support growth and expansion of the Company's business.

Board of Directors

Howard L. Clark, Jr.
Vice-Chairman
Lehman Brothers, Inc.

James G. Hanes, III
Investor

James A. Haslam, III
Chief Executive Officer
Chief Operating Officer
Pilot Oil Corporation

Donald F. Johnstone
President
Chief Executive Officer
Whittle Communications, L.P.

James R. Martin
Chairman
Chief Executive Officer
Plasti-Line, Inc.

J. Hoyle Rymer
President
JHR Company

James F. Smith, Jr.
Chairman of the
Executive Committee
First American Corporation

H. Mitchell Watson, Jr.
President
Sigma Group of America

Executive Officers

James R. Martin
Chairman
Chief Executive Officer

John D. Burke
Executive Vice-President
Chief Marketing Officer

Mark J. Deuschle
Vice-President - Finance
Chief Financial Officer
Treasurer/Secretary

F. Joseph Brang
Vice-President - Operations

Kathryn Coleman Wood
Vice-President - Human Resources

Independent Accountants
Coopers & Lybrand, L.L.P.
800 S. Gay Street, Suite 1600
Knoxville, Tennessee 37929

Stock Transfer Agent

Wachovia Bank & Trust Company
P.O. Box 3001
Winston-Salem, North Carolina 27102

Form 10-K

Additional information regarding Plasti-line, Inc., including copies of Form 10-K reports to the Securities and Exchange Commission, may be obtained without charge by written request to:

Mark J. Deuschle
Plasti-Line, Inc.
P.O. Box 59043
Knoxville, Tennessee 37950-9043

Annual Meeting
11:00 a.m. Eastern Standard Time, Tuesday, April 8, 1997, at the corporate offices of Plasti-Line, Inc.

                    Building for a New Retailing Era

                             (Company Logo)

Plasti-Line, Inc.
(Shipping address)
623 E. Emory Road
Powell, Tennessee 37849
(423) 938-1511

Plasti-Line Columbia, Inc.
1829 Shop Road
Columbia, South Carolina 29201
1  771-4005

American Sign & Marketing Services, Inc.
7430 Industrial Road
Florence, Kentucky 41042-0247
(606) 371-2880

Design Performance Group
1895 Airport Exchange Blvd.
Erlanger, Kentucky 41018
(606) 282-9223

Plasti-Line West
13489 Slover Avenue
Fontana, California 92337
(909) 823-1239

Plasti-Line, Inc.
P.O. Box 59043
Knoxville, Tennessee 37950-9043
1-800-444-7446 Toll-free
1  947-8444 Facsimile

                            (Various Logos)